FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

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COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

Companhia Brasileira de Distribuição

Company Information
Capital Composition	1
Individual Interim Financial Information
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Operations	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
1/1/2023 to 9/30/2023	7
1/1/2022 to 9/30/2022	8
Statement of Value Added	9
Consolidated Interim Financial Information
Balance Sheet – Assets	10
Balance Sheet – Liabilities	11
Statement of Operations	12
Statement of Comprehensive Income	13
Statement of Cash Flows	14
Statement of Changes in Shareholders’ Equity
1/1/2023 to 9/30/2023	15
1/1/2022 to 9/30/2022	16
Statement of Value Added	17
Comments on the Company`s Performance	18
Notes to the Interim Financial Information	35
Report on review of interim financial information	89

Companhia Brasileira de Distribuição

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ITR – Interim Financial Information – September 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Number of Shares (thousand)	Current Quarter 9/30/2023
Share Capital
Common	270,139
Preferred	0
Total	270,139
Treasury Shares
Common	160
Preferred	0
Total	160

1

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ITR – Interim Financial Information – September 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 09/30/2023	Previous Year 12/31/2022
1	Total Assets	22,617,000	30,286,000
1.01	Current Assets	7,454,000	14,852,000
1.01.01	Cash and Cash Equivalents	2,877,000	3,632,000
1.01.02	Financial Investments	486,000	0
1.01.02.01	Financial Investments Measured Fair Value	486,000	0
1.01.03	Accounts Receivable	554,000	598,000
1.01.03.01	Trade Receivables	316,000	344,000
1.01.03.02	Other Receivables	238,000	254,000
1.01.04	Inventories	1,991,000	2,046,000
1.01.06	Recoverable Taxes	1,373,000	1,074,000
1.01.08	Other Current Assets	173,000	7,502,000
1.01.08.01	Assets Held for Sale	0	7,397,000
1.01.08.03	Other	173,000	105,000
1.01.08.03.04	Others assets	173,000	105,000
1.02	Noncurrent Assets	15,163,000	15,434,000
1.02.01	Long-term Assets	5,653,000	5,755,000
1.02.01.04	Accounts Receivable	933,000	726,000
1.02.01.04.02	Other Accounts Receivable	933,000	726,000
1.02.01.07	Deferred Taxes	1,315,000	890,000
1.02.01.09	Credits with Related Parties	231,000	497,000
1.02.01.10	Other Noncurrent Assets	3,174,000	3,642,000
1.02.01.10.04	Recoverable Taxes	2,427,000	2,796,000
1.02.01.10.05	Restricted deposits for legal proceedings	625,000	746,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	1,000	0
1.02.01.10.07	Other Noncurrent Assets	121,000	100,000
1.02.02	Investments	1,209,000	932,000
1.02.02.01	Investments in Associates	1,209,000	932,000
1.02.02.01.02	Investments in Subsidiaries	1,209,000	932,000
1.02.03	Property and Equipment, Net	6,434,000	6,826,000
1.02.03.01	Property and Equipment in Use	3,462,000	3,816,000
1.02.03.02	Leased Properties Right-of-use	2,972,000	3,010,000
1.02.04	Intangible Assets, net	1,867,000	1,921,000
1.02.04.01	Intangible Assets	1,867,000	1,921,000
1.02.04.01.02	Intangible Assets	1,635,000	1,602,000
1.02.04.01.03	Intangible Right-of-use	232,000	319,000

2

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ITR – Interim Financial Information – September 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 09/30/2023	Previous Year 12/31/2022
2	Total Liabilities	22,617,000	30,286,000
2.01	Current Liabilities	5,978,000	6,404,000
2.01.01	Payroll and Related Taxes	352,000	282,000
2.01.02	Trade payables, net	2,442,000	3,110,000
2.01.02.01	Trade payables, national	2,442,000	3,110,000
2.01.02.01.01	Trade payable, net	2,250,000	2,515,000
2.01.02.01.02	Trade payable, agreement	192,000	595,000
2.01.03	Taxes and Contributions Payable	367,000	340,000
2.01.04	Borrowings and Financing	1,411,000	1,001,000
2.01.05	Other Liabilities	1,406,000	1,444,000
2.01.05.01	Payables to Related Parties	199,000	446,000
2.01.05.02	Other	1,207,000	998,000
2.01.05.02.01	Dividends and interest on own capital	1,000	1,000
2.01.05.02.08	Financing Related to Acquisition of Assets	102,000	112,000
2.01.05.02.09	Deferred Revenue	37,000	27,000
2.01.05.02.12	Other Accounts Payable	565,000	370,000
2.01.05.02.17	Lease Liability	502,000	488,000
2.01.07	Liabilities related to assets held for sale	0	227,000
2.01.07.01	Liabilities on Non-current Assets for Sale	0	227,000
2.02	Noncurrent Liabilities	11,623,000	12,337,000
2.02.01	Borrowings and Financing	4,640,000	4,862,000
2.02.02	Other Liabilities	4,015,000	4,765,000
2.02.02.01	Liabilities with related parties	0	23,000
2.02.02.01.04	Debts with Others Related Parties	0	23,000
2.02.02.02	Others	4,015,000	4,742,000
2.02.02.02.03	Taxes payable in installments	56,000	55,000
2.02.02.02.07	Other Noncurrent Liabilities	393,000	282,000
2.02.02.02.08	Provision for Losses on Investments in Associates	0	863,000
2.02.02.02.09	Lease Liability	3,566,000	3,542,000
2.02.04	Provisions	2,888,000	2,613,000
2.02.06	Deferred Revenue	80,000	97,000
2.03	Shareholders’ Equity	5,016,000	11,545,000
2.03.01	Share Capital	1,807,000	5,861,000
2.03.02	Capital Reserves	21,000	318,000
2.03.02.04	Stock Option	21,000	316,000
2.03.02.07	Capital Reserve	0	2,000
2.03.04	Earnings Reserve	5,329,000	7,290,000
2.03.04.01	Legal Reserve	190,000	705,000
2.03.04.05	Retention of Profits Reserve	155,000	231,000
2.03.04.07	Tax Incentive Reserve	2,584,000	2,584,000
2.03.04.10	Expansion Reserve	625,000	2,326,000
2.03.04.12	Transactions with non-controlling interests	1,775,000	1,444,000
2.03.05	Retained Earnings/ Accumulated Losses	-2,140,000	-172,000
2.03.08	Other comprehensive income	-1,000	-1,752,000

3

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ITR – Interim Financial Information – September 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Operations

R$ (in thousands)
Code	Description	Current Quarter 07/01/2023 to 09/30/2023	Year to date current period 01/01/2023 to 09/30/2023	Previous Quarter 07/01/2022 to 09/30/2022	Year to date previous period 01/01/2022 to 09/30/2022
3.01	Net operating revenue	4,696,000	13,854,000	4,272,000	11,836,000
3.02	Cost of sales	-3,524,000	-10,445,000	-3,270,000	-8,797,000
3.03	Gross Profit	1,172,000	3,409,000	1,002,000	3,039,000
3.04	Operating Income/Expenses	-685,000	-2,867,000	-1,082,000	-3,097,000
3.04.01	Selling Expenses	-741,000	-2,273,000	-657,000	-1,894,000
3.04.02	General and administrative expenses	-146,000	-386,000	-136,000	-397,000
3.04.05	Other Operating Expenses	-298,000	-873,000	-288,000	-775,000
3.04.05.01	Depreciation and Amortization	-252,000	-750,000	-239,000	-660,000
3.04.05.03	Other operating expenses, net	-46,000	-123,000	-49,000	-115,000
3.04.06	Share of Profit of associates	500,000	665,000	-1,000	-31,000
3.05	Profit from operations before net financial expenses	487,000	542,000	-80,000	-58,000
3.06	Net Financial expenses	-176,000	-847,000	-184,000	-666,000
3.07	Income (loss) before income tax and social contribution	311,000	-305,000	-264,000	-724,000
3.08	Income tax and social contribution	177,000	373,000	82,000	298,000
3.08.01	Current	-107,000	-203,000	28,000	-180,000
3.08.02	Deferred	284,000	576,000	54,000	478,000
3.09	Net Income from continued operations	488,000	68,000	-182,000	-426,000
3.10	Net Income (loss) from discontinued operations	-1,783,000	-2,036,000	-114,000	1,356,000
3.10.01	Net Income (loss) from Discontinued Operations	-1,783,000	-2,036,000	-114,000	1,356,000
3.11	Net Income for the period	-1,295,000	-1,968,000	-296,000	930,000
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	ON	-4.79665	-7.28944	-1.10060	3.45330
3.99.02	Diluted Earnings per Share
3.99.02.01	ON	-4.79665	-7.28944	-1.10057	3.44869

4

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ITR – Interim Financial Information – September 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Current Quarter 07/01/2023 to 09/30/2023	Year to date current period 01/01/2023 to 09/30/2023	Previous Quarter 07/01/2022 to 09/30/2022	Year to date previous period 01/01/2022 to 09/30/2022
4.01	Net income for the Period	-1,295,000	-1,968,000	-296,000	930,000
4.02	Other Comprehensive Income	263,000	329,000	-662,000	-1,591,000
4.02.02	Foreign Currency Translation	261,000	328,000	-662,000	-1,596,000
4.02.08	Other Comprehensive Income	2,000	1,000	0	5,000
4.03	Total Comprehensive Income for the Period	-1,032,000	-1,639,000	-958,000	-661,000

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ITR – Interim Financial Information – September 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method
R$ (in thousands)
Code	Description	Year to date current period 01/01/2023 to 09/30/2023	Year to date previous period 01/01/2022 to 09/30/2022

6.01	Net Cash Operating Activities	310,000	-1,470,000
6.01.01	Cash Provided by the Operations	587,000	274,000
6.01.01.01	Net Income for the Period	-1,968,000	930,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 19.3 )	-652,000	-63,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	-65,000	-2,686,000
6.01.01.04	Depreciation/Amortization	839,000	795,000
6.01.01.05	Interest and Inflation Adjustments	1,235,000	1,102,000
6.01.01.06	Adjustment to Present Value	-1,000	0
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 13.2 )	-665,000	31,000
6.01.01.08	Provision for Risks	216,000	326,000
6.01.01.10	Share-based Payment	11,000	17,000
6.01.01.11	Allowance for Doubtful Accounts (Note 8.1 anda 9.1 )	3,000	1,000
6.01.01.13	Allowance for obsolescence and damages (Note 10.1)	7,000	-46,000
6.01.01.15	Deferred Revenue	-20,000	-12,000
6.01.01.16	Loss or gain on lease liabilities (Note 21.2 )	-68,000	-122,000
6.01.01.18	Gain in disposal of subsidiaries	1,715,000	1,000
6.01.02	Changes in Assets and Liabilities	-277,000	-1,744,000
6.01.02.01	Accounts Receivable	22,000	47,000
6.01.02.02	Inventories	47,000	398,000
6.01.02.03	Recoverable Taxes	69,000	332,000
6.01.02.04	Other Assets	-17,000	-463,000
6.01.02.05	Related Parties	31,000	-373,000
6.01.02.06	Restricted Deposits for Legal Proceeding	99,000	-16,000
6.01.02.07	Trade Payables	-668,000	-1,599,000
6.01.02.08	Payroll and Related Taxes	69,000	-51,000
6.01.02.09	Taxes and Social Contributions Payable	17,000	-78,000
6.01.02.10	Payments of provision for risk	-119,000	-197,000
6.01.02.11	Deferred Revenue	12,000	33,000
6.01.02.12	Other Payables	31,000	-430,000
6.01.02.14	Received Dividends	-110,000	0
6.01.02.15	Received Dividends and Interest on own capital	240,000	653,000
6.02	Net Cash of Investing Activities	118,000	2,509,000
6.02.02	Acquisition of Property and Equipment (Note 14.1 )	-538,000	-663,000
6.02.03	Increase in Intangible Assets (Note 15.2 )	-99,000	-118,000
6.02.04	Sales of Property and Equipment	764,000	3,278,000
6.02.08	Cash received from subsidiary sale	-9,000	0
6.02.10	Net Cash from Incorporations	0	12,000
6.03	Net Cash of Financing Activities	-1,183,000	-3,319,000
6.03.01	Capital Increase	0	1,000
6.03.02	Proceeds from Borrowings and Financing (Note 16.2 )	484,000	0
6.03.03	Payments of Borrowings and Financing (Note 16.2 )	-675,000	-2,089,000
6.03.04	Interest Paid	-304,000	-393,000
6.03.05	Payment of Dividends	0	-95,000
6.03.07	Acquisition of companies	-3,000	-3,000
6.03.09	Payment of lease liability	-685,000	-740,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-755,000	-2,280,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	3.632.000	4.662.000
6.05.02	Cash and Cash Equivalents at the End of the Period	2.877.000	2.382.000

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ITR – Interim Financial Information – September 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2023 to 09/30/2023

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening balance	5,861,000	318,000	7,290,000	-172,000	-1,752,000	11,545,000
5.03	Adjusted opening balance	5,861,000	318,000	7,290,000	-172,000	-1,752,000	11,545,000
5.04	Capital Transactions with Shareholders	-4,054,000	-297,000	-1,961,000	0	1,422,000	-4,890,000
5.04.03	Share based expenses (Note 24)	0	11,000	0	0	0	11,000
5.04.09	Desconsolidation Via Varejo	-6,659,000	0	5,000	0	1,331,000	-5,323,000
5.04.10	Acquisition of companies	0	0	0	0	91,000	91,000
5.04.11	Hyperinflationary economy effect	0	0	385,000	0	0	385,000
5.04.13	Disco subsidiary PUT valuation	0	0	-54,000	0	0	-54,000
5.04.14	Capital Reduction (Note 24)	2,605,000	-308,000	-2,297,000	0	0	0
5.05	Total Comprehensive Income	0	0	0	-1,968,000	329,000	-1,639,000
5.05.01	Net Income for the Period	0	0	0	-1,968,000	0	-1,968,000
5.05.02	Other Comprehensive Income	0	0	0	0	329,000	329,000
5.05.02.04	Foreign currency translation	0	0	0	0	328,000	328,000
5.05.02.06	Other Comprehensive Income	0	0	0	0	1,000	1,000
5.07	Closing Balance	1,807,000	21,000	5,329,000	-2,140,000	-1,000	5,016,000

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ITR – Interim Financial Information – September 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2022 to 09/30/2022

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening balance	5,859,000	291,000	6,925,000	0	574,000	13,649,000
5.03	Adjusted opening balance	5,859,000	291,000	6,925,000	0	574,000	13,649,000
5.04	Capital Transactions with Shareholders	1,000	17,000	553,000	0	0	571,000
5.04.01	Capital Increases (Note 24)	1,000	0	0	0	0	1,000
5.04.03	Share based expenses (Note 24)	0	17,000	0	0	0	17,000
5.04.07	Interest on own Capital	0	0	-14,000	0	0	-14,000
5.04.11	Hyperinflationary economy effect	0	0	577,000	0	0	577,000
5.04.16	Others	0	0	-10,000	0	0	-10,000
5.05	Total Comprehensive Income	0	0	0	930,000	-1,591,000	-661,000
5.05.01	Net Income for the Period	0	0	0	930,000	0	930,000
5.05.02	Other Comprehensive Income	0	0	0	0	-1,591,000	-1,591,000
5.05.02.04	Foreign currency translation	0	0	0	0	-1,596,000	-1,596,000
5.05.02.06	Other Comprehensive Income	0	0	0	0	5,000	5,000
5.06	Internal Changes of Shareholders’ Equity	0	0	246,000	-266,000	0	-20,000
5.06.01	Reserves Constitution (Note 24)	0	0	266,000	-266,000	0	0
5.06.05	Transactions with Non-controlling Interests	0	0	-20,000	0	0	-20,000
5.07	Closing Balance	5,860,000	308,000	7,724,000	664,000	-1,017,000	13,539,000

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ITR – Interim Financial Information – September 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Value Added
R$ (in thousands)
Code	Description	Year to date current period 01/01/2023 to 09/30/2023	Year to date previous period 01/01/2022 to 09/30/2022
7.01	Revenues	15,647,000	12,690,000
7.01.01	Sales of Goods, Products and Services	14,847,000	12,617,000
7.01.02	Other Revenues	797,000	74,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	3,000	-1,000
7.02	Products Acquired from Third Parties	-12,655,000	-9,896,000
7.02.01	Costs of Products, Goods and Services Sold	-10,331,000	-8,354,000
7.02.02	Materials, Energy, Outsourced Services and Other	-2,324,000	-1,542,000
7.03	Gross Value Added	2,992,000	2,794,000
7.04	Retention	-837,000	-729,000
7.04.01	Depreciation and Amortization	-837,000	-729,000
7.05	Net Value Added Produced	2,155,000	2,065,000
7.06	Value Added Received in Transfer	-957,000	1,826,000
7.06.01	Share of Profit of Subsidiaries and Associates	665,000	-31,000
7.06.02	Financial Revenue	415,000	501,000
7.06.03	Other	-2,037,000	1,356,000
7.07	Total Value Added to Distribute	1,198,000	3,891,000
7.08	Distribution of Value Added	1,198,000	3,891,000
7.08.01	Personnel	1,809,000	1,496,000
7.08.01.01	Direct Compensation	1,803,000	955,000
7.08.01.02	Benefits	218,000	238,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	103,000	85,000
7.08.01.04	Other	405,000	218,000
7.08.02	Taxes, Fees and Contributions	65,000	269,000
7.08.02.01	Federal	-292,000	-241,000
7.08.02.02	State	267,000	421,000
7.08.02.03	Municipal	90,000	89,000
7.08.03	Value Distributed to Providers of Capital	1,292,000	1,196,000
7.08.03.01	Interest	1,273,000	1,175,000
7.08.03.02	Rentals	19,000	21,000
7.08.04	Value Distributed to Shareholders	-1,968,000	930,000
7.08.04.01	Interest on shareholders' equity	0	14,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	-1,968,000	916,000

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ITR – Interim Financial Information – September 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 09/30/2023	Previous Year 12/31/2022
1	Total Assets	22,685,000	43,839,000
1.01	Current Assets	7,936,000	28,559,000
1.01.01	Cash and Cash Equivalents	3,029,000	3,751,000
1.01.02	Financial Investments	711,000	0
1.01.02.01	Financial Investments – Evaluated at Fair Value through the Result	711,000	0
1.01.03	Accounts Receivable	613,000	696,000
1.01.03.01	Trade Receivables	352,000	417,000
1.01.03.02	Other Receivables	261,000	279,000
1.01.04	Inventories	1,992,000	2,046,000
1.01.06	Recoverable Taxes	1,416,000	1,114,000
1.01.08	Other Current Assets	175 ,000	20,952,000
1.01.08.01	Non-Current Assets for Sale	0	20,843,000
1.01.08.03	Other	175,000	109,000
1.01.08.03.04	Others assets	175,000	109,000
1.02	Noncurrent Assets	14,749,000	15,280,000
1.02.01	Long-term Assets	5,518,000	5,617,000
1.02.01.04	Accounts Receivable	933,000	727,000
1.02.01.04.02	Other Accounts Receivable	933,000	727,000
1.02.01.07	Deferred Taxes	1,345,000	922,000
1.02.01.09	Credits with Related Parties	50,000	301,000
1.02.01.10	Other Noncurrent Assets	3,190,000	3,667,000
1.02.01.10.04	Recoverable Taxes	2,439,000	2,808,000
1.02.01.10.05	Restricted deposits for legal proceedings	629,000	759,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	1,000	0
1.02.01.10.07	Other Noncurrent Assets	121,000	100,000
1.02.02	Investments	849,000	833,000
1.02.02.01	Investments in Associates	849,000	833,000
1.02.03	Property and Equipment, Net	6,450,000	6,844,000
1.02.03.01	Property and Equipment in Use	3,475,000	3,829,000
1.02.03.02	Leased Properties Right-of-use	2,975,000	3,015,000
1.02.04	Intangible Assets, net	1,932,000	1,986,000
1.02.04.01	Intangible Assets	1,932,000	1,986,000
1.02.04.01.02	Intangible Assets	1,700,000	1,667,000
1.02.04.01.03	Intangible Assets, right of use	232,000	319,000

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ITR – Interim Financial Information – September 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Balance Sheet - Liabilities
R$ (in thousands)
Code	Description	Current Quarter	Previous Year
		09/30/2023	12/31/2022
2	Total Liabilities	22,685,000	43,839,000
2.01	Current Liabilities	6,032,000	17,747,000
2.01.01	Payroll and Related Taxes	359,000	294,000
2.01.02	Trade payables, net	2,466,000	3,123,000
2.01.02.01	Trade payables, national	2,466,000	3,123,000
2.01.02.01.01	Trade payable, net	2,274,000	2,528,000
2.01.02.01.02	Trade payable, agreement	192,000	595,000
2.01.03	Taxes and Contributions Payable	373,000	363,000
2.01.04	Borrowings and Financing	1,411,000	1,001,000
2.01.05	Other Liabilities	1,423,000	1,479,000
2.01.05.01	Payables to Related Parties	81,000	335,000
2.01.05.02	Other	1,342,000	1,144,000
2.01.05.02.01	Dividends and interest on own capital	1,000	1,000
2.01.05.02.08	Financing Related to Acquisition of Assets	102,000	112,000
2.01.05.02.09	Deferred Revenue	160,000	156,000
2.01.05.02.12	Lease liability	576,000	385,000
2.01.05.02.17	Lease Liability	503,000	490,000
2.01.07	Liabilities related to assets held for sale	0	11,487,000
2.01.07.01	Liabilities on Non-current Assets for Sale	0	11,487,000
2.02	Noncurrent Liabilities	11,634,000	12,359,000
2.02.01	Borrowings and Financing	4,640,000	4,862,000
2.02.02	Other Liabilities	4,019,000	4,771,000
2.02.02.01	Liabilities with related parties	0	23,000
2.02.02.01.04	Debts with Others Related Parties	0	23,000
2.02.02.02	Others	4,019,000	4,748,000
2.02.02.02.03	Taxes payable in installments	56,000	55,000
2.02.02.02.07	Other Noncurrent Liabilities	393,000	283,000
2.02.02.02.08	Provision for Losses on Investments in Associates	0	863,000
2.02.02.02.09	Other Payable Accounts	3,570,000	3,547,000
2.02.03	Deferred taxes	4,000	0
2.02.04	Provisions	2,891,000	2,629,000
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	2,891,000	2,629,000
2.02.06	Profits and Revenues to be Appropriated	80,000	97,000
2.03	Shareholders’ Equity	5,019,000	13,733,000
2.03.01	Share Capital	1,807,000	5,861,000
2.03.02	Capital Reserves	21,000	318,000
2.03.02.04	Stock Option	21,000	316,000
2.03.02.07	Capital Reserve	0	2,000
2.03.04	Earnings Reserve	5,329,000	7,290,000
2.03.04.01	Legal Reserve	190,000	705,000
2.03.04.05	Retention of Profits Reserve	155,000	231,000
2.03.04.07	Tax Incentive Reserve	2,584,000	2,584,000
2.03.04.10	Expansion Reserve	625,000	2,326,000
2.03.04.12	Transactions with non-controlling interests	1,775,000	1,444,000
2.03.05	Retained Earnings/ Accumulated Losses	-2,140,000	-172,000
2.03.08	Other comprehensive income	-1,000	-1,752,000
2.03.09	Non-Controlling interests	3,000	2,188,000

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ITR – Interim Financial Information – September 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolitade Financial Information / Statement of Operations
R$ (in thousands)
Code	Description	Current Quarter	Year to date current period	Previous Quarter	Year to date previous period
		07/01/2023 to	01/01/2022 to	07/01/2022 to	01/01/2022 to
		09/30/2023	09/30/2022	09/30/2022	09/30/2022
3.01	Net operating revenue	4,742,000	13,993,000	4,322,000	12,420,000
3.02	Cost of sales	-3,551,000	-10,524,000	-3,295,000	-9,226,000
3.03	Gross Profit	1,191,000	3,469,000	1,027,000	3,194,000
3.04	Operating Income/Expenses	-388,000	-2,822,000	-1,149,000	-3,408,000
3.04.01	Selling Expenses	-744,000	-2,270,000	-669,000	-1,997,000
3.04.02	General and administrative expenses	-156,000	-420,000	-149,000	-446,000
3.04.05	Other Operating Expenses	-305,000	-885,000	-292,000	-805,000
3.04.05.01	Depreciation and Amortization	-256,000	-760,000	-244,000	-686,000
3.04.05.03	Other operating expenses, net	-49,000	-125,000	-48,000	-119,000
3.04.06	Share of Profit of associates	817,000	753,000	-39,000	-160,000
3.05	Profit from operations before net financial expenses	803,000	647,000	-122,000	-214,000
3.06	Net Financial expenses	-170,000	-840,000	-187,000	-678,000
3.07	Income (loss) before income tax and social contribution	633,000	-193,000	-309,000	-892,000
3.08	Income tax and social contribution	175,000	365,000	81,000	304,000
3.08.01	Current	-108,000	-206,000	28,000	-181,000
3.08.02	Deferred	283,000	571,000	53,000	485,000
3.09	Net Income from continued operations	808,000	172,000	-228,000	-588,000
3.10	Net Income (loss) from discontinued operations	-2,094,000	-2,005,000	-16,000	1,645,000
3.10.01	Net Income (loss) from Discontinued Operations	-2,094,000	-2,005,000	-16,000	1,645,000
3.11	Net Income for the period	-1,286,000	-1,833,000	-244,000	1,057,000
3.11.01	Attributable to Controlling Shareholders - continued operations	-1,295,000	-1,968,000	-296,000	930,000
3.11.02	Attributable to Non-controlling Shareholders - discontinued operations	9,000	135,000	52,000	127,000
3.99.01.01	ON	-4.79665	-7.28944	-1.10060	3.45330
3.99.02.01	ON	-4.79665	-7.28944	-1.10057	3.44869

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ITR – Interim Financial Information – September 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Current Quarter 07/01/2023 to 09/30/2023	Year to date current period 01/01/2023 to 09/30/2023	Current Quarter 07/01/2023 to 09/30/2023	Year to date previous period 01/01/2022 to 09/30/2022
4.01	Net income for the Period	-1,286,000	-1,833,000	-244,000	1,057,000
4.02	Other Comprehensive Income	380,000	595,000	-838,000	-2,000,000
4.02.02	Foreign Currency Translation	378,000	594,000	-838,000	-2,003,000
4.02.08	Other Comprehensive Income	2,000	1,000	0	3,000
4.03	Total Comprehensive Income for the Period	-906,000	-1,238,000	-1,082,000	-943,000
4.03.01	Attributable to Controlling Shareholders	-1,032,000	-1,639,000	-958,000	-661,000
4.03.02	Attributable to Non-Controlling Shareholders	126,000	401,000	-124,000	-282,000

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ITR – Interim Financial Information – September 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method
R$ (in thousands)

Code	Description	Year to date current period 01/01/2023 to 09/30/2023	Year to date previous period 01/01/2022 to 09/30/2022
6.01	Net Cash Operating Activities	-599,000	-3,220,000
6.01.01	Cash Provided by the Operations	1,455,000	1,353,000
6.01.01.01	Net Income for the Period	-1,833,000	1,057,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 20)	-547,000	-37,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	-55,000	-2,637,000
6.01.01.04	Depreciation/Amortization	850,000	1,436,000
6.01.01.05	Interest and Inflation Adjustments	1,540,000	1,281,000
6.01.01.06	Adjustment to Present Value	-1,000	0
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 12)	-684,000	195,000
6.01.01.08	Provision for Risks	207,000	342,000
6.01.01.10	Share-based Payment	11,000	17,000
6.01.01.11	Allowance for Doubtful Accounts (Note 7.2 anda 8.1)	19,000	31,000
6.01.01.13	Allowance for obsolescence and damages (Note 9.2)	13,000	-44,000
6.01.01.15	Deferred Revenue	-74,000	-103,000
6.01.01.16	Loss or gain on lease liabilities (Note 22.2)	-73,000	-186,000
6.01.01.18	Gain in disposal of subsidiaries	2,082,000	1,000
6.01.02	Changes in Assets and Liabilities	-2,054,000	-4,573,000
6.01.02.01	Accounts Receivable	86,000	64,000
6.01.02.02	Inventories	137,000	-661,000
6.01.02.03	Recoverable Taxes	-68,000	216,000
6.01.02.04	Other Assets	7,000	-424,000
6.01.02.05	Related Parties	-8,000	-370,000
6.01.02.06	Restricted Deposits for Legal Proceeding	107,000	-19,000
6.01.02.07	Trade Payables	-2,298,000	-2,618,000
6.01.02.08	Payroll and Related Taxes	71,000	-26,000
6.01.02.09	Taxes and Social Contributions Payable	350,000	132,000
6.01.02.10	Payments of provision for risk	-126,000	-213,000
6.01.02.11	Deferred Revenue	8,000	-7,000
6.01.02.12	Other Payables	-29,000	-378,000
6.01.02.13	Income Tax and Social contribution,paid	-204,000	-286,000
6.01.02.14	Received Dividends	-107,000	1,000
6.01.02.15	Received Dividends and Interest on own capital	20,000	16,000
6.02	Net Cash of Investing Activities	-1,500,000	2,121,000
6.02.02	Acquisition of Property and Equipment (Note 14.4)	-836,000	-953,000
6.02.03	Increase in Intangible Assets (Note 15.3)	-130,000	-163,000
6.02.04	Sales of Property and Equipment	769,000	3,300,000
6.02.08	Cash received from subsidiary sale	-1,272,000	0
6.02.09	Net cash from discontinueted subsidiaries	-31,000	-63,000
6.03	Net Cash of Financing Activities	-583,000	-2,987,000
6.03.01	Capital Increase	0	1,000
6.03.02	Proceeds from Borrowings and Financing (Note 17.2)	1,718,000	1,064,000
6.03.03	Payments of Borrowings and Financing (Note 17.2)	-810,000	-2,310,000
6.03.04	Interest Paid	-428,000	-462,000
6.03.05	Payment of Dividends	-112,000	-187,000
6.03.07	Acquisition of companies	-3,000	-3,000
6.03.08	Transactions with Non-controlling Interest	3,000	-8,000
6.03.09	Payment of lease liability	-951,000	-1,082,000
6.04	Exchange rate changes in cash and cash equivalents	89,000	-328,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-2,593,000	-4,414,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	5,621,000	8,274,000
6.05.02	Cash and Cash Equivalents at the End of the Period	3,028,000	3,860,000

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ITR – Interim Financial Information – September 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Information / Statement of Changes in Shareholders' Equity 01/01/2023 to 09/30/2023
R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	5,861,000	318,000	7,290,000	-172,000	-1,752,000	11,545,000	2,188,000	13,733,000
5.03	Adjusted opening balance	5,861,000	318,000	7,290,000	-172,000	-1,752,000	11,545,000	2,188,000	13,733,000
5.04	Capital Transactions with Shareholders	-4,054,000	-297,000	-1,961,000	0	1,422,000	-4,890,000	-2,586,000	-7,476,000
5.04.03	Share based expenses (Note 24)	0	11,000	0	0	0	11,000	0	11,000
5.04.09	Desconsolidation Via Varejo	-6,659,000	0	5,000	0	1,331,000	-5,323,000	-2,552,000	-7,875,000
5.04.10	Acquisition of companies	0	0	0	0	91,000	91,000	0	91,000
5.04.11	Hyperinflationary economy effect	0	0	385,000	0	0	385,000	17,000	402,000
5.04.13	Disco subsidiary PUT valuation	0	0	-54,000	0	0	-54,000	52,000	-2,000
5.04.14	Capital Reduction (Note 24)	2,605,000	-308,000	-2,297,000	0	0	0	0	0
5.04.15	Dividends declared to non-controlling interests (Note 24.4)	0	0	0	0	0	0	-106,000	-106,000
5.04.16	Others	0	0	0	0	0	0	3,000	3,000
5.05	Total Comprehensive Income	0	0	0	-1,968,000	329,000	-1,639,000	401,000	-1,238,000
5.05.01	Net Income for the Period	0	0	0	-1,968,000	0	-1,968,000	135,000	-1,833,000
5.05.02	Other Comprehensive Income	0	0	0	0	329,000	329,000	266,000	595,000
5.05.02.04	Foreign currency translation	0	0	0	0	328,000	328,000	266,000	594,000
5.05.02.06	Other Comprehensive Income	0	0	0	0	1,000	1,000	0	1,000
5.07	Closing Balance	1,807,000	21,000	5,329,000	-2,140,000	-1,000	5,016,000	3,000	5,019,000

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ITR – Interim Financial Information – September 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Information / Statement of Changes in Shareholders' Equity 01/01/2022 to 09/30/2022
R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	5,859,000	291,000	6,925,000	0	574,000	13,649,000	2,731,000	16,380,000
5.03	Adjusted opening balance	5,859,000	291,000	6,925,000	0	574,000	13,649,000	2,731,000	16,380,000
5.04	Capital Transactions with Shareholders	1,000	17,000	553,000	0	0	571,000	-83,000	488,000
5.04.01	Capital Increases (Note 24)	1,000	0	0	0	0	1,000	0	1,000
5.04.03	Share based expenses (Note 24)	0	17,000	0	0	0	17,000	0	17,000
5.04.07	Interest on own Capital	0	0	-14,000	0	0	-14,000	0	-14,000
5.04.11	Hyperinflationary economy effect	0	0	577,000	0	0	577,000	17,000	594,000
5.04.13	Disco subsidiary PUT valuation	0	0	0	0	0	0	9,000	9,000
5.04.15	Dividends declared to non-controlling interests (Note 24.4)	0	0	0	0	0	0	-102,000	-102,000
5.04.16	Others	0	0	-10,000	0	0	-10,000	-7,000	-17,000
5.05	Total Comprehensive Income	0	0	0	930,000	-1,591,000	-661,000	-282,000	-943,000
5.05.01	Net Income for the Period	0	0	0	930,000	0	930,000	127,000	1,057,000
5.05.02	Other Comprehensive Income	0	0	0	0	-1,591,000	-1,591,000	-409,000	-2,000,000
5.05.02.04	Foreign currency translation	0	0	0	0	-1,596,000	-1,596,000	-407,000	-2,003,000
5.05.02.06	Other Comprehensive Income	0	0	0	0	5,000	5,000	-2,000	3,000
5.06	Internal Changes of Shareholders’ Equity	0	0	246,000	-266,000	0	-20,000	5,000	-15,000
5.06.01	Reserves Constitution (Note 24)	0	0	266,000	-266,000	0	0	0	0
5.06.05	Transactions with Non-controlling Interests	0	0	-20,000	0	0	-20,000	5,000	-15,000
5.07	Closing Balance	5,860,000	308,000	7,724,000	664,000	-1,017,000	13,539,000	2,371,000	15,910,000

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ITR – Interim Financial Information – September 30,2023 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Value Added

R$ (in thousands)

Code	Description	Year to date current period 01/01/2023 to 09/30/2023	Year to date previous period 01/01/2022 to 09/30/2022
7.01	Revenues	15,790,000	13,308,000
7.01.01	Sales of Goods, Products and Services	14,990,000	13,235,000
7.01.02	Other Revenues	797,000	73,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	3,000	0
7.02	Products Acquired from Third Parties	-12,756,000	-10,404,000
7.02.01	Costs of Products, Goods and Services Sold	-10,418,000	-8,776,000
7.02.02	Materials, Energy, Outsourced Services and Other	-2,338,000	-1,628,000
7.03	Gross Value Added	3,034,000	2,904,000
7.04	Retention	-847,000	-756,000
7.04.01	Depreciation and Amortization	-847,000	-756,000
7.05	Net Value Added Produced	2,187,000	2,148,000
7.06	Value Added Received in Transfer	-828,000	1,985,000
7.06.01	Share of Profit of Subsidiaries and Associates	753,000	-160,000
7.06.02	Financial Revenue	424,000	499,000
7.06.03	Other	-2,005,000	1,646,000
7.07	Total Value Added to Distribute	1,359,000	4,133,000
7.08	Distribution of Value Added	1,359,000	4,133,000
7.08.01	Personnel	1,826,000	1,564,000
7.08.01.01	Direct Compensation	1,096,000	999,000
7.08.01.02	Benefits	220,000	246,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	104,000	89,000
7.08.01.04	Other	406,000	230,000
7.08.01.04.01	Profit (cost) sharing	406,000	230,000
7.08.02	Taxes, Fees and Contributions	70,000	299,000
7.08.02.01	Federal	-285,000	-226,000
7.08.02.02	State	264,000	434,000
7.08.02.03	Municipal	91,000	91,000
7.08.03	Value Distributed to Providers of Capital	1,296,000	1,213,000
7.08.03.01	Interest	1,275,000	1,183,000
7.08.03.02	Rentals	21,000	30,000
7.08.04	Value Distributed to Shareholders	-1,833,000	1,057,000
7.08.04.01	Interest on shareholders' equity	0	14,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	-1,968,000	916,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	135,000	127,000

17

EARNINGS

RELEASE

3Q23

October 30, 2023

PCAR
B3 LISTED NM

CBD
LISTED
NYSE

Conference call about the 3Q23 Earnings

Tuesday
October 31, 2023
10:00 am (Brasília)
09:00 am (NY)
01:00 pm (London)

Portuguese (original language)
Videoconference: www.gpari.com.br

English (simultaneous translation)
Videoconference: www.gpari.com.br/en/

Replay: www.gpari.com.br

18

Earnings release 3Q23

São Paulo, October 30, 2023

GPA [B3: PCAR3; NYSE: CBD] announces the results for the 3tr quarter of 2023 (3Q23).

As a result of the process of discontinuing the activities of the Extra hypermarkets and Almacenes Éxito S.A. (“Éxito”), as disclosed in the material facts and notices to the market, the activities are accounted for as discontinued (IFRS 5 / CPC 31). Accordingly, net sales, as well as other income and balance sheet lines, were retrospectively adjusted, as defined by CVM Deliberation 598/09 – Non-current assets held for sale and discontinued operations.

In August 2023 Éxito’s segregation process was concluded, with a distribution of approximately 83% of GPA’s stake in Éxito to its shareholders. From there on, GPA still holds a 13.3% of remaining participation, and as a consequence of that, this participation will be considered as a financial application into current assets.

The following comments refer to the results of continued operations, including the effects of IFRS 16/CPC 06 (R2), unless otherwise indicated.

New GPA Brazil(1): Operational consistency with a strong growth in same stores, market share capture and margin growth

•	Gross revenue from operations reached R$ 5.1 billion, an increase of 10% vs. 3T22;
o	Pão de Açúcar Banner grew 11.6% and Proximity 21.7%
o	E-commerce with a strong growth of 15%
•	Same-store sales increased by 6.6%,
o	Pão de Açúcar Banner grew 7.2% and Proximity 7.7%
•	Market share increased 0.6 p.p. vs. self-service market, reaching four quarters of consecutive growth;
•	Gross profit reached R$ 1.2 billion with margin of 25.1%, 1.3 p.p. higher than 3Q22 and 0.3 p.p. vs. 2Q23;
•	Adjusted EBITDA(1)(2) totaled R$ 333 million, with an EBITDA margin of 7.0%, 1.2 p.p. above 3Q22 and 0.7 p.p. vs. 2Q23;
•	GPA Brazil's Operating Cash Generation(3) improved R$296 million vs. 3Q22.
•	Net debt reaches R$3.0 billion, reduction of R$ 0.5 billion, with a deleverage(4) of 0.5x vs. 3Q22. Cash position of R$3 billion, corresponding to 2.1x short-term debt.

(1) GPA Brazil excludes impacts of the international perimeter (Cnova); (2) Operating income before interest, taxes, depreciation, and amortization adjusted by Other Operating Income and Expenses; (3) Managerial view of the operating cash flow; (4) Net debt by the LTM of GPA’s adjusted EBITDA; (5) it considers non-current and non-cash effects of R$ 804 million with the reversion of accumulate results of Cnova; (6) it includes the results from the discontinued operations of hypermarkets and Grupo Éxito (Colombia, Uruguay, and Argentina); (6) it considers continued and discontinued operations

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Grupo Éxito and status of the segregation transaction

•	In August 22 th 2023 Éxito’s segregation process was concluded, with the delivery of Brazilian depositary receipts (“BDRs”) and American depositary receipts (”ADRs”) of Éxito to GPA’s shareholders. After this process, GPA still holds 13.3% of remaining participation on Éxito;
•	In October 13th 2023, GPA’s board of Directors approved the execution of a pre-agreement to sale the remaining participation of 13.3% on Éxito, for US$ 156 million, to Grupo Callejas, owner of the leading grocery retailer group in El Salvador and operates under the Super Selectos brand. The sale will occur through a tender offer to be launched by Grupo Callejas for the acquisition of 100% of Éxito’s shares. Access the Material fact in more details through the link.

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Message from the CEO

The results we presented in this third quarter demonstrate the continued positive evolution of our business, in a sequential and consistent way. A year and a half after the start of the turnaround process, we registered strong growth in sales, with emphasis on Pão de Açúcar and Proximity, with continuous market share gains in all formats and strong acceleration in e-commerce – with 15% revenue increase compared to 2022.

Focus and commitment to our strategic plan allowed us to achieve gross revenue growth of 10% in this third quarter. Among the highlights, we recorded the gradual improvement of the gross margin – the best one since 3Q22 –, and the continuous improvement in expense management, resulting in an adjusted EBITDA (GPA Brazil) with growth of 32%. The margin evolution was 1.3 p.p. compared to 3Q22, with a material reduction of shrinkage and an increase in the share of perishables sales across all banners.

In this quarter, we continued to advance in the level of customer satisfaction (NPS) in all our banners – improvement of 10 points compared to the same period last year – and we continued to expand the capture of Premium & Valuable customers, as a consequence of the assertiveness of the value proposition for Pão de Açúcar banner. Our expansion plan remains underway, with a focus on the premium format of proximity stores, under the Minuto Pão de Açúcar banner. In 3Q23, there were 20 new stores, 18 Proximity stores, in addition to two Pão de Açúcar stores with complete services offering, where we offer all the brand's differentiators.

It is also important to note the successful conclusion of the Grupo Éxito segregation project, with the distribution of shares to GPA shareholders in August and, more recently, with the announcement of the signing of the agreement for the sale of the entire GPA's remaining stake (13.3%) in Éxito, announced to the market in October. An important step towards generating value to our shareholders.

Finally, we reached the fourth quarter, the most important period of the year to food retail, even more motivated and engaged with the strategic plan we outlined and with the consistent results we have delivered. We focus on the future, working on our assets, activating the right levers, with focus and discipline, and certain of our differentiated position in the market.

Marcelo Pimentel
GPA CEO

Aviso / Disclaimer: Statements contained in this release regarding the Company’s business outlook, projections of operating/financial profit and loss, the Company’s growth potential, and related to market and macroeconomic estimates constitute mere forecasts and were based on the beliefs, intentions, and expectations of the Management regarding the future of the Company. Those estimates are highly dependent on changes in the market, the general economic performance of Brazil, the industry, and international markets and, therefore, are subject to change

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Sales Performance

New GPA Brazil and Consolidated GPA

Consistent growth of same-store sales with volume acceleration

(1) Extra Mercado. Compre bem remaining stores were converted into Extra Mercado between July and August 2023

(2) Revenues mainly from commercial centers rentals agreements, Stix Fidelidade, Cheftime and James Delivery

(3) To reflect the calendar effect, it was deducted 0.2 p.p. from 3Q23 growth

GPA Brazil sales reached R$ 5.1 billion in 3Q23 and, excluding gas stations, R$ 4.7 billion, resulting in a 9.5% growth, driven by the 21.7% growth of the Proximity format and 11.6% of the Pão de Açúcar banner.

In Pão de Açúcar banner, same-store sales growth reached 7.2%, keeping the sequential improvement since 1Q22. The increase in sales was driven by the strong volume growth, more than offsetting deflation of some food items (meat, milk, oil, beans, between others). Likely 2Q23, the main highlight was perishables, with growth in fruits & vegetables and butchery. We attribute this result to the measures implemented by the refresh project, which allowed the banner to offer a better quality of assortment with competitiveness. It is important to mention the good result in inventory management as well on beverages category, which allowed us to take advantage of increased demand related to higher temperatures than expected for this season. Finally, it is worth to highlight the growth of 10.6% in our base of Valuable & Premium clients vs. last year.

In Extra Mercado banner, same-store sales grew by 2.5%, in line with the past few quarters. It is important to highlight the volume growth, mainly in perishables category, that mitigated the strong deflation impact on basic items.

Finally, at the beginning of August we concluded all the conversion of stores from Compre Bem to Extra Mercado, in accordance with the plan of unification of mainstream’s value proposition, and it has already been possible to see a profitability recovery of converted stores in this quarter. The stores were converted with low investment and with support from our main suppliers, and the converted stores will benefit from the following themes that make up the value proposition of Extra Mercado:

•	Expansion of the assortment with products from the exclusive Qualitá brand, which represents up to 30% of the sales of a group of Mercado Extra stores;
•	Extra Card with all its benefits, including 10% discounts on Qualitá products;
•	Clube Extra application that allows the use of Meu Desconto to activate personalized offers;

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•	Accumulation and Redemption of the STIX loyalty program;
•	New internal and external visual communication, and new layout;
•	Measurement and daily monitoring of the NPS;

In the Proximity format, we have a strong growth of 21.7% when compared to 3Q22, leveraged by the good performance of the new stores. In the same-store comparison, we presented an increase of 7.7%, even when compared to the strong comparison that was presented in 3Q22. The proximity banners will also benefit from the roll out of the complete assortment review, as it was carried out at Pão de Açúcar, what will allow for a significant improvement in the assertiveness of the product offered to the customer. The proximity format is in an advantage position, with progress in organic expansion and a differentiated value proposition, to further accelerate its growth with the improvement of market conditions.

In Gas Stations, after successive quarters of sales retraction, we can see a strong increase of 18.2%. This improvement may be explained by the combination of the continued increase of volume (21.2%), impacted, mainly, by the reopening stores of hypermarkets sold to Assaí (in the case of gas stations that are located into this stores complex).

Consistent market share gains in all formats

Four consecutive quarters with increase of market share

Since April 2022, with the kick off of GPA’s turnaround plan, we have maintained focus and consistency in delivering the objectives of the six strategic pillars: (i) top line; (ii) NPS; (iii) digital; (iv) expansion; (v) profitability; and (vi) ESG & culture, resulting in growing recognition from our clients, which may be observed by the relevant gains in market share.

In 3Q23, we grew 0.6 p.p. compared to 3Q22, according to data from Nielsen consulting.

The Pão de Açúcar banner, presented an evolution of 0.5 p.p. vs the self-service market and the Mercado Extra banner, increased by 0.1 p.p. comparing with the same base. The evolution of the market share is mainly result of the perishables categories increase, with the capture of new customers and growth of the Premium & Valuables customer base.

The Proximity format, with the Minuto Pão de Açúcar and Mini Extra banners, is the biggest highlight in market share gains, with an increase of 2.2 p.p. when compared to small supermarkets in the metropolitan area of São Paulo.

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Expansion: 49 stores opened in 2023, with 20 stores in 3Q23

R$ 557 million of incremental sales in the quarter generated by opened stores since 2022

The focus of our expansion project is the proximity format with the Minuto Pão de Açúcar banner, which already has a mature format and with greater capillarity potential, foreseeing the densification and verticalization of the city of São Paulo and the metropolitan region. They are high quality spots, with rapid maturation and performance, in addition to being focused on the A/B public.

In 3Q23, we opened 20 stores with: (i) 18 in proximity format, 17 in Minuto Pão de Açúcar banner and one in Mini Extra banner; and (ii) two in Pão de Açúcar banner, one located in Atibaia city/SP, the first store in the region, and other in Sorocaba city/SP. In 9M23, we accumulate 49 new stores, being: (i) 45 in proximity format, 40 in Minuto Pão de Açúcar banner and five in Mini Extra Banner; and (ii) four in Pão de Açúcar banner.

The opened stores under the Pão de Açúcar banner in the cities of Atibaia and Sorocaba have great potential and already demonstrated, after just few months of activity, that they should be above the current average sales of the banner. The stores feature the brand's full range of services, which includes full rotisserie, fresh fishmonger and in-house bakery, as well as a portfolio of regional products in addition to the standard assortment.

In the 4Q23, we estimate one more openings in Pão de Açúcar Banner in Itu city/SP. We highlight that the opening of new Pão de Açúcar stores, after years without expansion, is a relevant movement that has disseminated the brand's value proposition to regions with great growth potential.

E-commerce with strong growth acceleration

Revenue increase of 15%, best growth rate in the last 4 quarters

In 3Q23, we reached an increase of 15% in e-commerce revenue, an acceleration when compared to the last quarters, with penetration increase of 0.5 p.p. in relation to the total food sales. This quarter, we had a strong sales increase in both formats, 1P and 3P.

In 1P format, we observed a 7% in number of visit in our APP, supported by new features that have been implemented in last quarters, with a better experience and client conversion. Other highlight point is the increase of perishables’ participation, a fundamental pillar of digital’s value proposition as well, which reached 33%, presenting a growth of 5.4 p.p. In 3P Format, we maintained the leadership in the partners platforms.

The e-commerce pass through a relevant process of efficiency gains in the last quarters, which allowed expenses reduction with no impact on sales growth, resulting in an increase of our contribution margin. Among the initiatives, we highlight: (i) closure of the James marketplace operation (4Q22), (ii) reduction of unprofitable marketplace sellers (1Q23); (iii) migration of 100% of sales from the Distribution Center to the stores (2Q23). This last initiative allowed a complete integration between e-commerce and in-stores operations, with incremental sales to stores and a significant reduction in the expenses structure.

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Customers & NPS: Noticeable improvement in customer satisfaction

Greater customer satisfaction translates into greater flow

The consistency of focusing on the customer at the center of our decisions continues to produce important advances in NPS across all banners. In 3Q23, NPS grew 10 points compared to the same period in 2022 and 6 points vs. 2Q23, with highlights for: (i) Improvement of service level in stores, supported by personnel training at all banners; (ii) reduction of time in checkout lines with the implementation of self-checkouts; (iii) improvement in price perception.

In Pão de Açúcar Banner, after the relaunch of Programa mais in 2Q23, we observed an increase in Gold and Black costumers, a classification with a higher level of loyalty. This increase led to a 10.6% growth in number of Premium & Valuable costumers, group with a higher purchase frequency and monthly expenses, what demonstrates the effectiveness of the new program in generating value for the costumer. We continue to advance in our communication with customers, in 3Q23 we invested in the CDP – Customer Data Platform tool, which allow us to further personalize the customer experience on a larger scale, leveraging our Premium & Valuable customer base and e-commerce sales.

In September, we received the Advantage ABRAS Award, in “Retailer that better evolved in supermarket channel in 2023” category, with over 450 companies research led by Advantage Group in partnership with ABRAS (Brazilian association of supermarkets), evaluating our collaboration with the industry in all dimensions. In the same month we received the CONAREC Award in Retail category (Supermarkets, hyper and Cash&Carry), which evaluated GPA as the company that provided the best customer experience. These recognitions further reinforce our efforts to raise experience standards in all our stores.

Financial Performance

New GPA Brazil(1)

(1) Result of the New GPA Brazil does not include impacts from the international perimeter (Cnova)

(2) Operating income before interest, taxes, depreciation and amortization adjusted by Other Operating Income and Expenses and excludes impacts from the international perimeter (Cnova)

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Gross Profit of the New GPA Brazil totaled R$ 1.2 billion in 3Q23, with a margin of 25.1%, showing an improvement of 1.3 p.p. and 0.3 p.p. compared to 3Q22 and 2Q23, respectively. The continuous evolution of Gross Profit is mainly the result of advances in the strategic pillars with: (i) increase of 0.7 p.p. in the share of sales under the Pão de Açúcar banner in the company’s total sales; (ii) improved commercial negotiations; and (iii) shrinkage reduction.

Selling, General and Administrative Expenses totaled R$ 900 million in the quarter, showing a dilution of 0.5 p.p. in relation to net revenue when compared to 2Q23 and a 0.1 p.p. increase vs. 3Q22. This dilution is concentrated in the sales expenses, which presented a reduction of 5.9% in the comparison with the previous quarter, after the Zero Base Budget implementation.

The Equity Income of New GPA Brazil totaled R$ 12 million in 3Q23, a reduction of R$ 4 million, reflecting the changes in the card points program and more rigor in granting and credit limits.

As a result of the effects mentioned above, Adjusted EBITDA for New GPA Brazil was R$ 333 million, growth of 32% vs. 3Q22, and adjusted EBITDA margin was 7.0%, an improvement of 0.7 p.p. vs. 2Q23. Compared to 3Q22, the adjusted EBITDA margin increased 1.3 p.p. in line with the company’s turnaround plan.

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For the coming quarters, we will continue to make progress: (i) negotiating commercial aspects with our suppliers; (ii) the completion of projects that will impact the rebalancing of categories in light of GPA's new value proposition; (iii) the capture of project-based cost savings with implementation of the Zero Base Budget methodology; and (iv) in the improvement of promotional balance with the growing perception of the new value proposition of the banners by customers.

OTHER CONSOLIDATED OPERATING INCOME AND EXPENSES

In the quarter, Other Income and Expenses reached R$ 48 million, practically in line with the same period of the previous year. This result is mainly due to labor contingencies in the continued perimeter and provision for stores closures.

CONSOLIDATED NET FINANCIAL RESULT

In the end of 3Q23 GPA's net financial result totaled R$ (56) million, representing -1.2% of net revenue. Considering the interest on the leasing liability, the amount reached R$ (170) million, equivalent to -3.6% of net revenue.

The main highlights of the financial result for the quarter were:

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•	Financial income reached R$ 226 million, a positive variation of R$ 8 million vs. 3Q22. This variation is mainly due to the higher profitability of cash related to the increase in interest rates in the period and the higher level of average cash in the period.

•	Financial expenses including prepayment of receivables amounted to R$ (282) million vs. R$ (303), an improvement of R$ 21 million, mainly due to the reduction in the cost of debt.

CONSOLIDATED NET INCOME OF CONTINUED AND DESCONTINUED OPERATIONS

The Net Income from Continued Operations reached R$ 809 million in 3Q23, vs. a loss of R$ (229) million in the same period of last year. The continued result was impacted by a non-cash effect, due the reversal of the provisioning of R$ 804 million in Cnova’s accumulated losses. Excluding this effects, the net income would be of R$ 5 million

In September 2023, the Casino Group made a proposal to GPA’s board of Directors to initiate negotiations for the sale of GPA’s participation in Cnova (link). The Casino’s proposal, allied to GPA’s absence of current or future financial obligations towards Cnova and the intention to sell this asset, led to the reversal of accumulated non-cash losses.

The Net Loss from Discontinued Operations reached R$ (2,104) million, substantially impacted by non-current and non-cash effects, due the conclusion of Éxito’s segregation process with the delivery of Éxito’s shares to GPA’s shareholders, totaling R$ (2,082) million, being: (i) R$ (1,360) million due to exchange rate devaluation from the time of acquisition until the segregation; (ii) R$ (746) remeasurement of the remaining portion in the net amount of the investment write-off; and (iii) R$ 23 million in other items of comprehensive income.

Adjusting by these effects, the Net Loss from discontinued operations would be R$ (22) million, being R$ (66) million due to the demobilization of stores and labor contingencies at Extra Hiper and R$ 44 million resulting from Éxito’s discontinued net profit before the conclusion of the segregation process (July/2023).

CONSOLIDATED CASH FLOW CONTINUED OPERATIONS

GPA presented a Free Cash Flow of R$ 169 million in 3Q23, an increase of R$ 794 million when compared to 3Q22, being: (i) R$ 296 million from an improvement in operating cash flow; and (ii) R$ 498 million from investments cash flow, impacted by the sale of non-core assets.

In operating cash flow, the main contributions came from EBITDA, working capital of goods, and variation of other assets and liabilities improvements. In EBITDA, the improvement was due to sales growth and better profitability. In working capital of goods, we had a gain of two days of COGS in inventory, result of the review of assortment in stores, and a gain of six days of COGS in suppliers.

In the investments flow, most of the result occurred with the sale of non-core assets according to the net debt deleverage plan, highlighting the second installment of the sale and lease back operation of 11 stores, done in 2Q23, with impact of R$ 190 million, and the sale land in Rio de Janeiro city, which totaled R$ 247 million.

Finally, in financing activities and projects, it showed a cash consumption of R$ (250) million, mainly due to interest on debt. In 3Q22, we highlight a cash inflow of approximately R$ 1.8 billion from the sale of Extra Hiper stores.

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(1) it Includes leasing expenses; (2) Cash flow after EBITDA (including leasing expenses), paid income tax, working capital of goods variation and other asset and liabilities expenses; (3) it Includes revenues and costs of strategic projects such as sale of Extra Hiper stores and the sale of participation in Éxito

NET DEBT CONSOLIDATED CONTINUED OPERATIONS

The numbers presented below consider GPA Brazil only. Grupo Éxito was excluded, because it was treated as a discontinued operation.

Net debt, including non-discounted receivables, reached R$(3.0) billion, down by R$ 507 million vs. the same period of the previous year. The company’s financial leverage, calculated by net debt divided by GPA’s Brazil Adjusted EBITDA, decreased by 0.5x compared to 3Q22, reaching -2.5x.

At the end of 3Q23, GPA had a strong cash position of R$3 billion, equivalent to 2.1x the Company's short-term debt.

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INVESTMENTS

In 3Q23, Capex totaled R$ 331 million, a R$ 47 million reduction vs. 3Q22, with most of the reduction in Renovations, Conversions and Maintenance. This is because in 2022 there was a concentration of investments in Pão de Açúcar stores renovations for the implementation of G7 concept, as well as the investments for conversions of hypermarkets into supermarkets. Among the main capex lines, we only see growth vs. 2022 in the store openings, due to the acceleration of the expansion plan.

ESG AT GPA

Agenda with and for society and the environment

Based on our sustainability strategy and GPA's pillars of action, the main highlights of 3Q23 are as follows:

1.	Women in leadership positions: We continued to advance and reached 41% of women in leadership positions (management and above), compared to 40% and 38% in 2Q23 and 3Q22, respectively, a reflection of the development actions being performed. Since the beginning of the year, 43 women were hired for leadership positions and 48 promotions of women who participated in development programs, confirming positive results.

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2.	Combating climate change: We presented an accumulated reduction of 11% in scope 1 and 2 emissions compared to the same period of the previous year, as a result of “gas replacement” and “engine room retrofit” projects. Furthermore, we were recognized with the Gold Seal by Programa Brasileiro GHG Protocol - responsible for developing calculation tools for estimating greenhouse gas emissions - which corresponds to the highest level of qualification granted to companies that demonstrate compliance with transparency criteria in publishing its greenhouse gas inventory.

3.	Animal welfare in the value chain: We continue to advance our commitment to animal welfare in the “cage-free egg chain”, in line with our goal of reaching 100% by 2028 for all brands. The Pão de Açúcar banner achieved more than 65% of total egg sales being cage-free.

4.	Social Impact: Through GPA Institute, we launched the “Impulsiona+” Program, in partnership with Phomenta, that aim to support the development of social organizations, partners of GPA Institute.

Furthermore, our banner Extra Mercado is a sponsor of the project “XEPA: Favela, comida, e Sustentabilidade”, focusing in promote a conscious consumption of healthy food and full use of food into the periphery communities in Brazil.

BREAKDOWN OF STORE CHANGES BY BANNERS

In 3Q23, we opened 20 new stores:

•	18 in Proximity Format (17 Minuto Pão de Açúcar and 1 Mini Extra)
•	2 in Pão de Açúcar Banner, in cities of Atibaia (first store of the banner in the city) and Sorocaba

Furthermore, in the mainstream format we had the conversion of 22 Compre Bem store to Extra Mercado, completing the conversion plan for the format.

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CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

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CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

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INCOME STATEMENT – 3RD QUARTER OF 2023

(R$ Million)	Consolidated		
	3Q23	3Q22	Δ
Gross Revenue	**5.092**	**4.632**	**9,9%**
Net Revenue	**4.742**	**4.323**	**9,7%**
Cost of Goods Sold	**(3.521)**	**(3.269)**	**7,7%**
Depreciation (Logistics)	(30)	(26)	12,8%
Gross Profit	**1.191**	**1.028**	**15,9%**
Selling Expenses	(745)	(668)	11,5%
General and Administrative Expenses	(155)	(150)	3,5%
Selling, General and Adm. Expenses	**(900)**	**(818)**	**10,0%**
Equity Income	817	(39)	-2200,7%
Other Operating Revenue (Expenses)	(48)	(49)	-1,4%
Depreciation and Amortization	(256)	(245)	4,6%
Earnings before interest and Taxes - EBIT	**803**	**-123**	**-752,6%**
Financial Revenue	245	223	10,2%
Financial Expenses	(415)	(410)	1,4%
Net Financial Result	**(170)**	**(187)**	**-9,0%**
Income (Loss) Before Income Tax	**633**	**(310)**	**-304,4%**
Income Tax	175	81	116,6%
Net Income (Loss) Company - continuing operations	809	(229)	-453,3%
Net Result from discontinued operations	(2.094)	(15)	13639,9%
Net Income (Loss) - Consolidated Company	**(1.285)**	**(244)**	**NA**
Net Income (Loss) - Controlling Shareholders - continuing operations	**809**	**(229)**	**-452,6%**
Net Income (Loss) - Controlling Shareholders - discontinued operations	(2.104)	(67)	3048,3%
Net Income (Loss) - Consolidated Controlling Shareholders	**(1.295)**	**(296)**	**NA**
Minority Interest - Non-controlling - continuing operations	0	0	NA
Minority Interest - Non-controlling - discontinued operations	10	52	-80,1%
Minority Interest - Non-controlling - Consolidated	**10**	**52**	**-80,1%**
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	**1.089**	**148**	**636,3%**
Adjusted EBITDA[1]	**1.137**	**197**	**478,0%**

% of Net Revenue	Consolidated	
	3Q23	3Q22
Gross Profit	**25,1%**	**23,8%**
Selling Expenses	-15,7%	-15,5%
General and Administrative Expenses	-3,3%	-3,5%
Selling, General and Adm. Expenses	**-19,0%**	**-18,9%**
Equity Income	17,2%	-0,9%
Other Operating Revenue (Expenses)	-1,0%	-1,1%
Depreciation and Amortization	-5,4%	-5,7%
Earnings before interest and Taxes - EBIT	**16,9%**	**-2,8%**
Net Financial Result	**-3,6%**	**-4,3%**
Income (Loss) Before Income Tax	**13,4%**	**-7,2%**
Income Tax	3,7%	1,9%
Net Income (Loss) Company - continuing operations	17,1%	-5,3%
Net Income (Loss) - Consolidated Company	**-27,1%**	**-5,6%**
Net Income (Loss) - Controlling Shareholders - continuing operations	17,1%	-5,3%
Net Income (Loss) - Consolidated Controlling Shareholders	**-27,3%**	**-6,9%**
Minority Interest - Non-controlling - continuing operations	0,0%	0,0%
Minority Interest - Non-controlling - Consolidated	**0,2%**	**1,2%**
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	**23,0%**	**3,4%**
Adjusted EBITDA[1]	**24,0%**	**4,6%**

(1) Adjusted EBITDA excludes Other Operating Income and Expenses

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Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

1.	Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food and other products through its chain of supermarkets and specialized stores, especially under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, “Mercado Extra" and “Minimercado Extra”. Regarding the operations of the Extra Hiper brand, see note 1.1. The Group’s headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company also operated in other Latin American countries through the subsidiary Almacenes Éxito SA (“Éxito”), a Colombian company operating in this country under the supermarket and hypermarket flags Éxito, Carulla, Super Inter, Surtimax and Surtimayorista, in Argentina under the Libertad brand and in Uruguay under the brands Disco and Devoto. Additionally, Éxito operates shopping centers in Colombia under the Viva brand. The process of segregating the activities of Éxito and GPA was completed in the third quarter of 2023, see note 1.2

The Company's shares are traded at the Corporate Governance level of the São Paulo Stock Exchange (B3 S.A. – Brazil, Bolsa, Balcão (‘’B3’’)) called Novo Mercado, under the ticker “PCAR3”, and on the New York Stock Exchange (ADR level III), under the code “CBD”.

The Company is directly controlled by Ségisor, and its ultimate parent company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1	Discontinuation of the business of Extra Hiper stores and sale of assets with Sendas

Detailed information on the discontinuity of the Extra Hiper business was presented in the annual financial statements for 2022, in explanatory note n1.1

As part of the reportable Retail segment, the Company operated different store formats, as highlighted in Note 1, including 103 Extra Hiper stores, which operate under the hypermarket model. In line with the strategy of optimizing its store platform and allocating relevant resources to accelerate the growth of the most profitable banners, Management decided to discontinue the operation of stores under the Extra Hiper banner in 2021, finishing the transaction during 2022.

Management assessed the transaction in light of IFRS5/CPC31 – “Non-Current Assets Held for Sale and Discontinued Operation” and concluded that the discontinuation of the 103 Extra Hiper stores (complete transaction) results in the abandonment of an important line of business in the Retail segment, with subsequent sale of non-operating assets (fixed assets, right of use and corresponding and intangible liabilities) to Sendas Distribuidora S.A. (“Assaí). The results of Hipermarkets and expenses related to stores closures, employee termination and labor indemnities are recorded in the results from discontinued operations.

1.2	Segregation and discontinuation of subsidiary Éxito's operations in the Company

On September 5, 2022, the Company's Board of Directors became aware of the results of preliminary studies for the eventual segregation of GPA and Éxito and, based on the results of these preliminary studies, authorized Management to finish the studies about this transaction, as well evaluate the necessary measures for its respective formalization, including all the measures for the creation of Éxito's BDRs (Brazilian Depositary Receipts) and ADRs (American Depositary Receipts) programs in Brazil and the United States, respectively.

35

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

On December 30, 2022 Éxito filed an application for registration as a publicly-held company in the category "A", the application for registration of the Level I Brazilian Depository Receipts ("BDR") program with the CVM, and the application for listing of the BDRs with B3 S.A.

The Company has also completed the necessary pre-clearances from major financial creditors during the year ending 2022.

The Administration complied with the main requirements of the segregation process of its subsidiary Éxito in 2022, which contributed to the classification of the investment in Exito in accordance with CPC 31/IFRS 5: the subsidiary Éxito and its subsidiaries were presented in the Financial Statements of 31 December 2022 as assets held for distribution in the balance sheet and discontinued operations in the income statement. In the Financial Statements information as of September 30, 2023, the results of the subsidiary Éxito and its subsidiaries were presented in discontinued operations, until the loss of control by GPA, in the results for the period (note 32).

At a meeting of the Board of Directors held on February 14, 2023, the reduction of GPA's capital in the amount of R$ 7,133 was approved through the delivery to GPA shareholders of 1,080,556,276 common shares issued by Éxito and owned by GPA, with 4 shares issued by Éxito for each GPA share. On October 30, the Board at the meeting approved the ratification of the amount of the reduction in GPA's capital by R$6,659 (note 23), without changing the number of Éxito shares to be delivered.

On April 3rd and 4th, 2023, CVM and B3, respectively, approved Éxito’s register as a publicly traded company category “A” and the request for registration and negotiation of Éxito’s Brazilian Depositary Receipts Level II (“BDRs”) in B3.

On July 3, 2023, the public request for the registration of Éxito was made, through the declaration contained in its form 20-F, before the U.S. Securities and Exchange Commission (“SEC”) and on July 25, 2023, the SEC declared the effectiveness of Éxito's form 20-F. With this, the process of reviewing the registration request with the SEC ended. Éxito is registered as a publicly-held company in the three markets (Brazil, Colombia and the United States).

On August 8, 2023, the authorization was obtained from the Financial Superintendency of Colombia (SFC), the Colombian regulatory agency, for the transfer of Éxito shares that were delivered to GPA shareholders within the scope of the Transaction. The Company lost the control over Éxito on this date, consolidating it until the period ended on July 31, 2023

The segregation of the share occurred on August 22, 2023, after the close of B3 trading. The shareholders of common shares issued by GPA received 1 BDR for each GPA share. As of August 23, the shares started to be traded “ex-right to receive BDRs” and the BDRs started to be traded on B3 under the ticket “EXCO”. The BDRs were credited on August 25th. Shareholders of GPA ADRs,received 1 Éxito ADR for every 2 GPA ADRs, with Éxito ADRs starting to be traded normally (“regular way”) on the NYSE from August 29, 2023 under the code “EXTO”.

These shares represent approximately 83% of GPA's in Éxito's share capital, with GPA maintaining a minority stake in Éxito representing 13.31%.

The Company applied CPC 36/IFRS10 to record the loss of control, the effects are detailed in note 32 of discontinued operations, and mainly include (i) the recycling of the accumulated balance sheet conversion adjustment in the amount of R$ (1,360) and (ii) the effect of the re-measurement at fair value of the remaining interest net of the write-off of the investment in the amount of R$ (746).

36

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

The Company also evaluated the accounting of the remaining interest in light of CPC 18/IAS28, considering all factors such as the shareholder agreement signed on August 09, 2023, and concluded in the absence of significant influence. Therefore, the remaining interest is being recorded as a financial asset through profit or loss (FVTPL) in application of CPC 48/IFRS9, under the heading “Financial investments”. In addition to the re-measurement effect on the date of loss of control in application of CPC 36/IFRS10, the Company recorded the variation in the fair value of the financial asset between the loss of control and the period ended September 30, 2023, in the amount of R$ 15, in the financial result, in the profitability category of cash equivalents and financial investments.

On October 13, 2023, the Board of Directors approved the signing of a pre-agreement with Grupo Calleja (“Pre-Agreement”), owner of the leading supermarket retail group in El Salvador that operates under the Super Selectos brand (“ Buyer”), for the sale of GPA’s entire remaining stake in Éxito, corresponding to 13.31% of Éxito’s share capital, within the scope of a public acquisition offer to be launched by the Buyer in Colombia and the United States of America to acquisition of 100% of Éxito’s shares, subject to the acquisition of at least 51% of the shares (“OPA”). Companies from the Casino group, which own 34.05% of Éxito's share capital, are also parties to the Pre-Agreement and have committed to selling their stake in the OPA. The value of the OPA, considering all of Éxito's shares, is US$1,175 million, equivalent to US$0.9053 per share, with US$156 million (corresponding to R$790 million on this date) referring to GPA's participation. The price per share will be paid by the Buyer in cash. The completion of the Tender Offer is subject to SFC approval and required filings with the U.S. Securities and Exchange Commission. The Company estimates that the settlement of the OPA should occur between the end of 2023 and the beginning 2024.

On October 30, 2023, the Board of Directors authorized the Company's management to initiate negotiations with banks to contract a hedge operation to protect exchange rate exposure related to the sale of GPA's entire remaining stake in Éxito, corresponding to 13.31 % of Éxito's share capital, and subsequently contracted for such an operation if the conditions offered by the banks are in the best interests of the Company.

1.3	Sales and Leaseback transaction

In June 2023, the Company entered into a Sales and Leaseback transaction by signing a Private Instrument of Commitment for the Purchase and Sale of Properties for subsequent leasing, with the purpose of selling 11 GPA-owned supermarket stores to a private fund with a total value of R$330, of which R$140 was received on June 30, 2023. The remaining balance of R$190 was received on July 7, 2023. The Lease Agreements were signed with an initial term of 15 years, with the exception of 3 Stores that were leased with an initial term of 18 years, renewable for an additional period of the same period, ensuring the continuity of GPA's operations in the Stores under sustainable financial conditions. The gain in this sales and leaseback operation was R$85 in June 2023. The right of use increased by R$81 and the lease liability increased by R$183 in June 2023.

1.4	Sale of property – Barra da Tijuca

In September 2023, the Company definitively sold the property located in Barra da Tijuca, in the city of Rio de Janeiro, where an Extra hypermarket previously operated. This transaction was concluded for the total amount of R$247 million. The gain on this operation was R$66.

37

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

1.5	Continuity of operations

Management has assessed the Company's ability to continue as a going concern for the foreseeable future and has concluded that it has the ability to maintain its operations and systems in normal operation. Therefore, management is not aware of any material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern and the financial statements have been prepared on a going concern basis

2.	Basis of preparation

The interim financial information, individual and consolidated, were prepared in accordance with IAS 34 - “Interim Financial Reporting, issued by the International Accounting Standards Board - IASB and technical pronouncements CPC 21 (R1) "financial statements" and ratified by the Brazilian Securities and Exchange Commission – CVM, applied in this quarterly financial statements.

The interim financial informationwere prepared based on historical cost, except for certain financial instruments measured at fair value. All relevant information specific to the financial statements, and only these, are being evidenced and correspond to those used by Management in its management of the Company's activities.

The interim financial informationare being presented in millions of reais – R$. The Company's functional currency is the Brazilian real – R$. The functional currency of subsidiaries and associates located abroad is the local currency of each jurisdiction where these subsidiaries operate.

The individual and consolidated interim financial information for the year ended September 30, 2023 were approved by the Board of Directors on October 30, 2023.

The statement of income for the year and the statement of added value and the explanatory notes related to the result for the quarter ended September 30, 2022 are being restated due to the process of segregation and discontinuation of its subsidiary Éxito (Note 1.2), considering the effects of such transactions in compliance with technical pronouncement CPC 31 / IFRS 5 – Non-current assets held for sale and Discontinued Operation.

The statements of cash flows include continuing and discontinued operations in line with technical pronouncement CPC31/ IFRS 5.

The interim financial information include the accounting information of all subsidiaries over which the Company has direct or indirect control. The determination of which subsidiaries are controlled by the Company and the procedures for full consolidation follow the concepts and principles established by CPC 36 (R3)/ IFRS 10.

The interim financial informationof the subsidiaries are prepared on the same date as the closing of the Company's fiscal years, adopting consistent accounting policies. All balances between Group companies, including income and expenses, unrealized gains and losses and dividends resulting from transactions between Group companies are fully eliminated.

Gains or losses arising from changes in ownership interest in subsidiaries, which do not result in loss of control, are accounted for directly in shareholders' equity.

In the individual interim financial information, interests are calculated considering the percentage held by the Company in its subsidiaries. In the consolidated financial statements, the Company fully consolidates all its subsidiaries, keeping the non-controlling interest highlighted in a specific line in shareholders' equity and income statement.

38

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

3.	Significant accounting policies

The main accounting policies and practices have been consistently applied to the years presented and to the Company's individual and consolidated financial statements, are described and presented in note 3º and in each corresponding explanatory note according to the financial statements on December, 31, 2022, and approved on February, 27, 2023, therefore, must be read together.

4.	Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC

4.1 Amendments and new interpretations of mandatory application from the current year.

In 2023, the Company evaluated the amendments and new interpretations to the CPCs and IFRSs issued by the CPC and IASB, respectively, which are mandatorily effective for accounting periods beginning on or after January 1, 2023. The main changes are:

Pronouncement	Description	Applicable to annual periods starting in or after
Changes in CPC 26 /IAS 1	Classification of liabilities as current or non-current and concept of materiality	01/01/2023
Changes in CPC 23 / IAS 8	Definition of accounting estimates	01/01/2023
Changes in CPC 32 / IAS 12	Taxes on Income - CPC 32. Deferred tax related to Assets and Liabilities resulting from a single transaction	01/01/2023

The adoption of these standards did not result in material impacts on the Company's individual and consolidated financial information.

4.2 New and revised standards and interpretations already issued and not yet effective

The Company did not early adopt the new CPCs and IFRSs. Below is the main revision already issued and not yet effective:

Pronouncement	Description	Applicable to annual periods starting in or after
Changes in CPC 36 (R3) - Consolidated Financial Statements and IAS 28 (CPC 18 (R2))	Sale or contribution of assets between an investor and your affiliate or Joint Venture	The effective date has not yet been set by the IASB

Significant impacts on the Company's individual and consolidated financial statements are not expected as a result of this change.

5.	Significant accounting judgments, estimates and assumptions

The preparation of the individual and consolidated interim financial information of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods.

39

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

The significant assumptions and estimates used in the preparation of the individual and consolidated interim financial information for the period ended September 30, 2023 were the same adopted in the annual financial statements for 2022, according to the note No. 5.

6.	Cash and cash equivalents

The information bellow of cash and cash equivalents was presented in the year financial statements for 2022, in note No. 6.

		Parent Company		Consolidated
	Rate	09.30.2023	12.31.2022	09.30.2023	12.31.2022

Cash and banks – Brazil		77	98	79	99
Cash and banks – Abroad	(*)	84	79	84	79
Short-term investments – Brazil	(**)	2,716	3,455	2,866	3,573
Short-term investments – Abroad
		2,877	3,632	3,029	3,751

(*)	As of September 30, 2023, refers to the Company's funds invested in the United States, in US dollars, converted as of March 31, 2023 in the amount of R$84 (R$ 79 on December 31, 2022) and R$231 in Colombian pesos.
(**)	Financial investments, on September 30, 2023, substantially comprise repurchase operations and CDB, remunerated by the weighted average of 101.15% (101.38% on December 31, 2022) of the CDI (Interbank Deposit Certificate).

7.	Aplicações Financeiras

The company considers the guidance of CPC 48 – “Financial Instruments”, equivalent to IFRS 9, which determines that financial assets must be initially measured at fair value deducted from costs directly attributable to their acquisition. Financial investments are measured at fair value. The amount of R$711 is made up of R$601 referring to the remaining of 13.31% part in Grupo Éxito (note 1.2) and R$110 in CDB (Bank Deposit Certificate).

40

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

8.	Trade receivables

Detailed information on accounts receivable was presented in the year financial statements for 2022, in note No. 7.

	Parent Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022

Credit card companies	52	79	52	79
Credit card companies - related parties (note 11.2)	2	4	2	4
Sales vouchers and trade receivables	211	182	255	255
Private label credit card	20	34	20	34
Receivables from related parties (note 11.2)	8	5	-	5
Receivables from suppliers	25	42	25	42
Allowance for doubtful accounts (note 7.1)	(2)	(2)	(2)	(2)
	316	344	352	417

Current	316	344	352	417

7.
8.
8.1.	Allowance for doubtful accounts on trade receivables
	Parent Company		Consolidated
	09.30.2023	09.30.2022	09.30.2023	09.30.2022

At the beginning of the period	(2)	-	(2)	(35)
Allowance booked for the period	(3)	(1)	(19)	(31)
Write-offs of receivables	3	-	24	29
Discontinued operations	-	-	(7)	-
Foreign currency translation adjustment	-	-	2	7
At the end of the period	(2)	(1)	(2)	(30)

Below is the aging list of consolidated gross receivables, by maturity period:

	Total	Not yet due	<30 days	30-60 days	61-90 days	>90 days

09.30.2023	354	334	14	1	2	3
12.31.2022	419	404	10	1	1	3

41

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

9.	Other receivables

Detailed information on other accounts receivable was presented in the 2022 annual financial statements, in Note 8.

	Parent Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Accounts receivable - Via	588	603	588	603
Accounts receivable – Assaí (*)	252	-	252	-
Receivable from sale of subsidiaries	63	72	63	72
Lease receivables	15	21	15	21
Sale of real estate properties	63	61	63	61
Other (**)	194	230	217	256
Allowance for doubtful accounts on other receivables (note 8.1)	(4)	(7)	(4)	(7)
	1,171	980	1,194	1.006

Current	238	254	261	279
Noncurrent	933	726	933	727

(*) The amount receivable from Assaí was reclassified from Related Parties since Assaí is no longer considered a related party, as a result of the total sale of its participation in Assaí's shares by the controlling shareholder Casino, which took place in June 2023.

(**) Includes the remaining amount of R$138 receivable from Barzel real state fund for the sale of 17 properties related to the demobilization of the Hypermarkets (Note nº 1.1). The Company will transfer the amounts received to Assaí, since the Company has already received the advance payment for the sale of properties from Assaí.

9.
9.1.
9.2.	Allowance for doubtful accounts on other receivables

	Parent Company		Consolidated
	09.30.2023	09.30.2022	09.30.2023	09.30.2022

At the beginning of the Period	(7)	(15)	(7)	(15)
Write-offs recorded in the period	3	2	3	2
At the end of the Period	(4)	(13)	(4)	(13)

42

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

10.
10.	Inventories

Detailed information on inventories was presented in the year financial statements for 2022, in note No. 9.

	Parent Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022

Stores	1,299	1,286	1,300	1,286
Distribution centers	748	809	748	809
Allowance for losses on inventory obsolescence and damages (note 9.1)	(56)	(49)	(56)	(49)
	1,991	2,046	1,992	2,046
10.1.	Allowance for losses on inventory obsolescence and damages
	Parent Company		Consolidated
	09.30.2023	09.30.2022	09.30.2023	09.30.2022

At the beginning of the Period	(49)	(77)	(49)	(96)
Additions	(7)	(73)	(13)	(73)
Write-offs / reversal	-	119	-	117
Foreign currency translation adjustment	-	-	-	3
Incorporation	-	(2)	6	-
At the end of the Period	(56)	(33)	(56)	(49)

43

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

11.	Recoverable taxes

Detailed information on recoverable taxes was presented in the year financial statements for 2022, in note No. 10.

	Parent Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022

State VAT tax credits - ICMS (note 11.1)	754	856	755	856
Social Integration Program/ Contribution for Social Security Financing - PIS/COFINS (note 11.2)	2,339	2,218	2,375	2,253
Social Security Contribution – INSS (Note 11.3)	272	247	275	250
Income tax and social contribution prepayments	358	509	371	521
Other	77	40	79	42
Total	3,800	3,870	3,855	3,922

Current	1,373	1,074	1,416	1,114
Noncurrent	2,427	2,796	2,439	2,808

11.1.	Schedule of expected realization of ICMS

Regarding the credits that cannot yet be offset immediately, the Company's Management, based on a technical recovery study, which was prepared considering the future growth expectation and consequent compensation with debts arising from its operations, understands that its future compensation. The aforementioned studies are prepared and reviewed annually based on information extracted from the strategic planning previously approved by the Company's Board of Directors. For the interim accounting information, the Company's Management has monitoring controls on adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the recoverable ICMS balance, as shown in the table below. As of September 30, 2023, no modifications to previously prepared plans have been required.

In	Parent Company	Consolidated

Up to one year	467	468
From 1 to 2 years	137	137
From 2 to 3 years	42	42
From 3 to 4 years	42	42
From 4 to 5 years	15	15
More than 5 years	51	51
	754	755

In the 3rd quarter of the year ending in 2023, the amount of R$ 221 was recorded relating to the monetary adjustment of ICMS-ST reimbursement; of which R$133 in continued operation and R$88 in discontinued operation.

44

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

11.2 Schedule of expected realization of PIS and COFINS

The realization of the PIS and COFINS balance is shown below:

In	Parent Company	Consolidated

Up to one year	790	817
From 1 to 2 years	512	521
From 2 to 3 years	485	485
From 3 to 4 years	445	445
From 4 to 5 years	107	107
	2,339	2,375

11.3 INSS

On August 28, 2020, the Federal Supreme Court (STF), in general repercussion, recognized that the incidence of social security contributions (INSS) on the constitutional third of vacations was constitutional. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not impact the expectation of realization. The amount involved in the parent company and consolidated is equivalent to R$159, on September 30, 2023 (R$151, on December 31, 2022).

12.	Related parties
12.1.	Management and advisory committees compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees), were as follows:

(In thousands of Brazilian reais)

		Base salary(**)			Variable compensation			Stock option plan – Note 23		Total
	09.30.2023	09.30.2022	12.31.2022	09.30.2023	09.30.2022	12.31.2022	09.30.2023	09.30.2022	12.31.2022	09.30.2023	09.30.2022	12.31.2022
Board of directors (*)	18,088	31,492	48,323	-	-	-	892	5,267	13,646	18,980	36,759	61,969
Executive officers	15,290	22,421	29,368	3.900	-	-	1,600	1,898	2,383	20,790	24,319	31,751
Fiscal Council	186	324	432	-	-	-	-	-	-	186	324	432
	33,564	54,237	78,123	3.900	-	-	2,492	7,165	16,029	39,956	61,402	94,152

(*) The compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

(**) Including rescissory costs.

45

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)
12.2.	Balances and transactions with related parties

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	09.30.2023	12.31.2022	09.30.2023	12.31.2022	09.30.2023	12.31.2022	09.30.2023	12.31.2022	09.30.2023	09.30.2022

Controlling shareholders:
Casino		-		-		-	5	10	(17)	(22)
Euris		-		-		-	2	1	(4)	(2)
Helicco		-		-		-	1	-	-	-
Subsidiaries:
Éxito		-		-		-		-	-	11
Novasoc Comercial		-	43	47		-	1	1	4	3
SCB Distribuição e Comércio (*)		-		-		-		-	-	46
Stix Fidelidade	8	-	-	18	10	11	-	5	(64)	(113)
Cheftime		-		5		-		1		3
James Intermediação (*)		-		-		-		-		(5)
GPA M&P		-		-		-	8	8		-
GPA Logistica		-	138	126		-	109	96	7	6

Associates
FIC	2	4	47	35	2	4	-	-	17	16
Other related parties
Greenyellow do Brazil Energia e Serviços Ltda (“Greenyellow”)		-		-		-	71	86	(74)	(72)
Sendas Distribuidora (**)		-		264		18		259	-	4,218
Casino Group	-	5	2	-		-	-	-	(17)	(1)
Wilkes		-	-	1		-	2	2	(6)	(6)
Others		-	1	1		-	-	-	-	-
Total	10	9	231	497	12	33	199	469	(154)	4,082

(*) Incorporated in 2022

(**) The amount receivable from Assaí was reclassified from Related Parties, since Assaí is no longer considered a related party, effect of the total sale of the participation in Assaí's shares by the controlling shareholder Casino, which took place in June 2023.

46

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	09.30.2023	12.31.2022	09.30.2023	12.31.2022	09.30.2023	12.31.2022	09.30.2023	12.31.2022	09.30.2023	09.30.2022
										Restated
Controlling shareholders
Casino	-	-		-	-	-	5	10	(17)	(22)
Euris	-	-		-	-	-	2	1	(4)	(2)
Helicco Participações	-	-	-	-	-	-	1	-	-	-
Associates
FIC	2	4	47	35	2	4	-	-	17	16
Other related parties
Greenyellow		-		-	-	-	71	86	(74)	(72)
Sendas Distribuidora		-		264	-	18		259	-	4,218
Casino Group	-	5	2	-	-	-		-	(17)	(1)
Wilkes		-		1	-	-	2	2	(6)	(6)
Others		-	1	1	-	-		-	-	-
Total	2	9	50	301	2	22	81	358	(101)	4,131

47

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)
13.	Investments

13.1 Composition of investments

	Parent company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022

Investments	1,209	932	849	833
Provision for investment losses – Cnova N.V(*).	-	(863)	-	(863)

Investment	1,209	69	849	(30)

(*) GPA holds an indirect equity interest of 34% in the share capital of CNova N.V. On September 8, 2023; Casino Guichard Perrachon, proposed to start negotiations for the sale of the indirect equity interest held by the Company in Cnova N.V., to an entity of the Casino group, for a price to be defined and agreed by the parties, based on usual financial evaluation methodologies. Examining this event, in application of CPC18/IAS28, and considering the provisions contained in CPC25/IAS37, the Company assessed whether it still had a legal or constructive obligation towards its investee, as well as its intention to maintain financial support in this investee. Considering the absence of a legal obligation to recapitalize the investee by GPA, as well as the current discussions to sell the investment and, consequently, the Company's intention not to maintain financial support for this investee, the Company reversed the provision for loss of investment in the period ended on September 30, 2023.

13.2 Investment movement

	Parent company
	09.30.2023			09.30.2022
	Éxito	Others	Total	Éxito	Others	Total

At the beginning of the Period	-	69	69	9,427	929	10,356
Equity	243	422	665	157	(188)	(31)

Dividends and interest on equity	(220)	(20)	(240)	(276)	-	(276)
Share buyback	-	-	-	(378)	-	(378)
Capital increase	-	5	5	-	85	85
Incorporation	-	-	-	-	(261)	(261)
Investment write-off	-	91	91	-	(1)	(1)
Other transactions	-	1	1	(2)	-	(2)
Equivalence over other comprehensive income	573	85	658	(1,087)	64	(1,023)
Éxito Desconsolidation	(596)	556	(40)	-	-	-
In the end of the period	-	1,209	1,209	7,841	628	8,469

48

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company
	09.30.2023	09.30.2022

At the beginning of the Period	(29)	565
Equity - continued	753	(160)
Equity - discontinued	(69)	(35)
Equivalence over other comprehensive income	102	55
Capital Increase	39	56
Investment write-off	91	-

Dividends and interest on equity - continued	(20)	-
Éxito Desconsolidation	(18)	-
In the end of the period	849	481

14.	Property and equipment

Detailed information on property, plant and equipment was presented in the year financial statements for 2022, in note No. 14.

Parent Company
	Balance at 12.31.2022	Additi-ons	Remeasu-rement	Depre-ciation	Write-offs(*)	Transfers (**)	Balance at 09.30.2023

Land	417	-		-	(172)	-	245
Buildings	444	8		(12)	(67)	3	376
Leasehold improvements	1,446	45		(106)	(165)	170	1,390
Machinery and equipment	905	89		(116)	(33)	76	921
Facilities	117	2		(16)	(11)	13	105
Furniture and fixtures	337	38		(39)	(14)	6	328
Construction in progress	118	331		-	-	(389)	60
Others	32	16		(8)	(1)	(2)	37
Total	3,816	529		(297)	(463)	(123)	3,462

Lease – right of use:
Buildings	3,010	392	48	(321)	(157)	-	2,972
	3,010	392	48	(321)	(157)	-	2,972
Total	6,826	921	48	(618)	(620)	(123)	6,434

(*) The write-offs are related to the Sales and Leaseback transaction described in the note 1.3 and the sale of the property in Barra da Tijuca (Note 26).

(**) From the total amount of R$123, R$132 were transferred to intangibles and (9) to assets held for sale.

49

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

Parent Company
	Balance at 12.31.2021	Additions	Remeasu-rement	Depre-ciation	Write-offs	Transfer(*)	Incorporation	Balance at 09.30.2022

Land	398	-	-	-	(3)	-	23	418
Buildings	430	23	-	(13)	(12)	-	10	438
Leasehold improvements	1,230	47	-	(110)	(33)	132	123	1,389
Machinery and equipment	732	110	-	(102)	(1)	127	53	919
Facilities	116	7	-	(16)	(7)	11	5	116
Furniture and fixtures	300	43	-	(34)	(52)	9	21	287
Construction in progress	101	376	-	-	(10)	(378)	-	89
Others	24	7	-	(7)	(4)	4	1	25
Total	3,331	613	-	(282)	(122)	(95)	236	3,681

Lease – right of use:
Buildings	2,736	182	332	(312)	(103)	-	-	2,835
	2,736	182	332	(312)	(103)	-	-	2,835
Total	6,067	795	332	(594)	(225)	(95)	236	6,516

(*) From the total amount R$95, R$103 are transfers to intangibles.

	Parent Company
	Balance at 09.30.2023			Balance at 12.31.2022
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	245	-	245	417	-	417
Buildings	712	(336)	376	811	(367)	444
Leasehold improvements	2,920	(1,530)	1,390	3,017	(1,571)	1,446
Machinery and equipment	2,463	(1,542)	921	2,398	(1,493)	905
Facilities	372	(267)	105	381	(264)	117
Furniture and fixtures	921	(593)	328	915	(578)	337
Construction in progress	60	-	60	118	-	118
Others	131	(94)	37	124	(92)	32
Total	7,824	(4,362)	3,462	8,181	(4,365)	3,816

Lease – right of use:
Buildings	6,013	(3,041)	2,972	5,795	(2,785)	3,010
Equipment	37	(37)	-	37	(37)	-
	6,050	(3,078)	2,972	5,832	(2,822)	3,010
Total	13,874	(7,440)	6,434	14,013	(7,187)	6,826

50

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

Consolidated

	Balance at 12.31.2022	Additions	Remeasure-ment	Depreciation	Write-offs	Transfers (*)	Conversion adjustment for presentation currency	Exito Desconsolidation(**)	Balance at 09.30.2023

Land	422	-	-	-	(172)	(3)	198	(195)	250
Buildings	445	26	-	(13)	(67)	6	251	(272)	376
Leasehold improvements	1,454	68	-	(106)	(167)	190	24	(64)	1,399
Machinery and equipment	905	174	-	(116)	(40)	71	85	(157)	922
Facilities	117	4	-	(16)	(12)	16	(2)	(2)	105
Furniture and fixtures	338	66	-	(39)	(15)	(12)	30	(39)	329
Construction in progress	116	378	-	-	(1)	(408)	(1)	(26)	58
Other	32	16	-	(8)	(1)	(1)	2	(4)	36
Total	3,829	732	-	(298)	(475)	(141)	587	(759)	3,475

Lease – right of use:
Buildings	3,015	406	170	(322)	(160)	-	181	(315)	2,975
Equipment	-	4	-	-	-	-	1	(5)	-
	3,015	410	170	(322)	(160)	-	182	(320)	2,975
Total	6,844	1,142	170	(620)	(635)	(141)	769	(1.079)	6,450

(*) Of this amount, the main effects are R$132 transferred to intangibles, R$(9) for real estate inventory and R$18 to others.

(**) See Note nº 1.2

51

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2021	Additions	Remeasure-ment	Depreciation	Write-offs	Transfers (*)	Foreign Currency translation adjustment	Balance at 09.30.2022

Land	3,125	9	-	-	(3)	(13)	(263)	2,855
Buildings	4,008	46	-	(92)	(13)	(9)	(436)	3,504
Leasehold improvements	1,809	98	-	(150)	(35)	132	(27)	1,827
Machinery and equipment	1,616	234	-	(221)	(8)	115	(108)	1,628
Facilities	197	8	-	(25)	(8)	12	3	187
Furniture and fixtures	614	111	-	(91)	(55)	5	(37)	547
Construction in progress	171	430	-	-	(10)	(405)	(2)	184
Other	33	8	-	(9)	(3)	4	-	33
Total	11,573	944	-	(588)	(135)	(159)	(870)	10,765

Lease – right of use:
Buildings	4,728	334	486	(560)	(165)	-	(244)	4,579
Equipment	38	1	(1)	(7)	-	-	(6)	25
Land	5	-	-	(1)	-	-	-	4
	4,771	335	485	(568)	(165)	-	(250)	4,608
Total	16,344	1,279	485	(1,156)	(300)	(159)	(1,120)	15,373

.

(*) Of this amount, the main effects are R$103 transferred to intangibles and R$33 for real estate held for sale - Éxito Group

52

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 09.30.2023			Balance at 12.31.2022
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	250	-	250	422	-	422
Buildings	713	(337)	376	812	(367)	445
Leasehold improvements	2,933	(1,534)	1,399	3,032	(1,578)	1,454
Machinery and equipment	2,467	(1,545)	922	2,403	(1,498)	905
Facilities	373	(268)	105	382	(265)	117
Furniture and fixtures	922	(593)	329	915	(577)	338
Construction in progress	58	-	58	116	-	116
Other	132	(96)	36	125	(93)	32
	7,848	(4,373)	3,475	8,207	(4,378)	3,829

Lease – right of use:
Buildings	6,021	(3,046)	2,975	5,805	(2,790)	3,015
Equipment	37	(37)	-	37	(37)	-
	6,058	(3,083)	2,975	5,842	(2,827)	3,015
Total	13,906	(7,456)	6,450	14,049	(7,205)	6,844

14.1 Additions to property and equipment for cash flow presentation purposes:

	Parent Company		Consolidated
	09.30.2023	09.30.2022	09.30.2023	09.30.2022

Additions	921	795	1,142	1,279
Lease	(392)	(182)	(410)	(335)
Capitalized borrowing costs	(8)	(25)	(8)	(25)
Property and equipment financing - Additions	(494)	(523)	(733)	(940)
Property and equipment financing – Payments	511	598	845	974
Total	538	663	836	953

14.2 Other information

At September 30, 2023, the Company and its subsidiaries recorded in the cost of sales the amount of R$87 in the parent company (R$69 at September 30, 2022) and R$87 in consolidated (R$70 at September 30, 2022) related to the depreciation of trucks, machinery, buildings and facilities related to the distribution centers.

53

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

15.	Intangible assets

Detailed information on intangible assets was presented in the annual financial statements for 2022, in

Note 15.

	Parent Company
	Balance at 12.31.2022	Additions	Amortization	Write-off	Transfers	Balance at 09.30.2023

Goodwill	519	-	-	-	-	519
Tradename	3	-	-	-	-	3
Commercial rights (note 15.2)	47	-	-	-	-	47
Software and implementation	1.033	99	(194)	(4)	132	1,066
	1,602	99	(194)	(4)	132	1,635
Lease-right of use:
Right of use Paes Mendonça	305	-	(25)	(60)	-	220
Software	14	-	(2)	-	-	12
	319	-	(27)	(60)	-	232
Total	1,921	99	(221)	(64)	132	1,867

	Parent Company
	Balance at 12.31.2021	Additions	Amortization	Write-off	Transfers (*)	Incorporation	Balance at 09.30.2022

Goodwill	502	-	-	-	-	-	502
Commercial rights (note 15.2)	47	-	(3)	-	3	-	47
Software and implementation	945	119	(157)	(13)	103	2	999
	1,494	119	(160)	(13)	106	2	1,548
Lease-right of use:
Right of use Paes Mendonça	414	-	(38)	-	(3)	-	373
Software	27	-	(3)	(10)	-	-	14
	441	-	(41)	(10)	(3)	-	387
Total	1,935	119	(201)	(23)	103	2	1,935

(*) Related to leases and operations agreements of some stores. The Company has the contractual right to operate these stores until 2048.

54

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company
	Balance at 09.30.2023			Balance at 12.31.2022
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill	519	-	519	519	-	519
Tradename	3	-	3	3	-	3
Commercial rights	47	-	47	47	-	47
Software and implementation	2,279	(1,213)	1,066	2,058	(1,025)	1,033
	2,848	(1,213)	1,635	2,627	(1,025)	1,602
Lease-right of use:
Right of use Paes Mendonça (*)	418	(198)	220	478	(173)	305
Software	120	(108)	12	120	(106)	14
	538	(306)	232	598	(279)	319
Total	3,386	(1,519)	1,867	3,225	(1,304)	1,921

55

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2022	Additions	Amortization	Write-off	Conversion adjustment for presentation currency	Transfers	Deconsolidation (*)	Balance at 09.30.2023

Goodwill	541	-	-	-	19	-	(19)	541
Tradename	5	6	-	-	312	-	(318)	5
Comercial rights	47	-	-	-	-	-	-	47
Contractual rights	1	-	-	-	(1)	-	-	-
Software	1,073	124	(203)	(4)	14	131	(28)	1,107
	1,667	130	(203)	(4)	344	131	(365)	1,700
Lease-right of use:
Right of use Paes Mendonça	305	-	(25)	(60)	-	-	-	220
Software	14	-	(2)	-	-	-	-	12
	319	-	(27)	(60)	-	-	-	232
Total	1,986	130	(230)	(64)	344	131	(365)	1,932

(*) See Note 1.2

	Consolidated
	Balance at 12.31.2021	Additions	Amortization	Write-off	Foreign currency translation adjustment	Transfers	Balance at 09.30.2022

Goodwill	729	-	-	-	(27)	-	702
Tradename	-	-	-	-	(459)	-	2,926
Comercial rights	51	-	(3)	-	(1)	3	50
Contractual rights	3	-	(1)	-	1	-	3
Software	1,144	164	(197)	(13)	(19)	103	1,182
	5,312	164	(201)	(13)	(505)	106	4,863
Lease-right of use:
Right of use Paes Mendonça	413	-	(37)	-	(1)	(3)	372
Software	28	-	(3)	(10)	-	-	15
	441	-	(40)	(10)	(1)	(3)	387
Total	5,753	164	(241)	(23)	(506)	103	5,250

56

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 09.30.2023			Balance at 12.31.2022
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill	541	-	541	541	-	541
Tradename	5	-	5	5	-	5
Commercial rights	47	-	47	47	-	47
Contractual rights	1	(1)	-	2	(1)	1
Software	2,347	(1,240)	1,107	2,116	(1,043)	1,073
	2,941	(1,241)	1,700	2,711	(1,044)	1,667
Lease-right of use:
Right of use Paes Mendonça (*)	418	(198)	220	478	(173)	305
Software	120	(108)	12	120	(106)	14
	538	(306)	232	598	(279)	319
Total intangibles	3,479	(1,547)	1,932	3,309	(1,323)	1,986

(*) Linked to lease and operating contracts for certain stores. The Company has the contractual right to operate these stores until 2048.

14
15
15.1	Impairment test of intangibles of indefinite useful life, including goodwill

Goodwill and intangible assets were submitted to impairment tests on December 31, 2022, according to the method described in explanatory note No. 14 Property, plant and equipment to the financial statements of December 31, 2022.

The Company monitored the plan used to assess impairment on December 31, 2022 and there were no significant deviations that could indicate loss or the need for a new assessment on September 30, 2023.

15.2	Additions to intangible assets for cash flow presentation purposes:

	Parent Company		Consolidated
	09.30.2023	09.30.2022	09.30.2023	09.30.2022
Additions	99	119	130	164
Lease	-	(1)	-	(1)
Total	99	118	130	163

57

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

16.	Borrowings and financing

15
16
16.1	Debt breakdown
		Parent Company		Consolidated
	Weighted average rate	09.30.2023	12.31.2022	09.30.2023	12.31.2022

Debentures and promissory note
Debentures Certificate of agribusiness receivables and promissory notes (note 15.4)	CDI + 1.60% per year	3,349	2,679	3,349	2,679
		3,349	2,679	3,349	2,679

Borrowings and financing
Local currency
Working capital	CDI+1.80% per year	2,222	2,721	2,222	2,721
Working capital	TR + 9,80%	8	9	8	9
Swap contracts (note 15.7)	CDI-0.11% a.a	(1)	-	(1)	-
Unamortized borrowing costs		(4)	(7)	(4)	(7)
		2,225	2,723	2,225	2,723
Foreign currency (note 15.5)
Working capital	USD + 2.12% per year	395	403	394	403
Swap contracts (note 15.7)	CDI + 1.70% per year	81	58	82	58
		476	461	476	461
Total		6,050	5,863	6,050	5,863

Noncurrent assets		1	-	1	-
Current liabilities		1,411	1,001	1,411	1,001
Noncurrent liabilities		4,640	4,862	4,640	4,862

58

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

16.2	Changes in borrowings
	Parent Company	Consolidated
At December 31, 2022	5,863	5,863
Additions	484	1,718
Accrued interest	629	776
Accrued swap	59	72
Mark-to-market	(1)	43
Monetary and exchange rate changes	(17)	(17)
Borrowing cost	12	12
Interest paid	(304)	(428)
Principal paid	(645)	(770)
Derivatives paid	(30)	(67)
Adjustment in conversion to presentation currency	-	209
Éxito Desconsolidation	-	(1,361)
At September 30, 2023	6,050	6,050

	Parent Company	Consolidated
At December 31, 2021	7,805	9,051
Additions	-	1,064
Accrued interest	636	728
Accrued swap	53	46
Mark-to-market	2	(2)
Monetary and exchange rate changes	(14)	(14)
Borrowing cost	11	11
Interest paid	(393)	(462)
Payments	(2,069)	(2,320)
Swap paid	(20)	(28)
Foreign currency translation adjustment	-	(234)
At September 30, 2022	6,011	7,840

16.3	Maturity schedule of loans and financing including derivatives recognized in non-current assets and liabilities.
Year	Parent Company	Consolidated

From 1 to 2 years	2,326	2,326
From 2 to 3 years	1,302	1,302
From 3 to 4 years	261	261
From 4 to 5 years	645	645
After 5 years	134	134
Subtotal	4,668	4,668
Unamortized borrowing costs	(29)	(29)
Total	4,639	4,639

59

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)
16.4	Debentures and Promissory Note.
				Date				Parent Company and Consolidated
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Financial charges	Unit price (in reais)	09.30.2023	12.31.2022

18th Issue of Promissory Notes – CBD (1nd serie) (*)	No preference	980	980,000	05/14/21	05/10/26	CDI + 1.70% per year	1,029	1,008	1,000
18th Issue of Promissory Notes – CBD (2nd serie) (*)	No preference	520	520,000	05/14/21	05/10/28	CDI + 1.95% per year	1,059	551	531
5th Issue of Promissory Notes – CBD (1nd serie)	No preference	500	500	07/30/21	07/30/25	CDI + 1.55% per year	1,311,832	656	590
5th Issue of Promissory Notes – CBD (2nd serie)	No preference	500	500	07/30/21	07/30/26	CDI + 1.65% per year	1,314,627	657	591
19th Issue of Promissory Notes – CBD (1nd serie)	No preference	377	377,616	02/24/23	02/11/28	CDI + 1.00% per year	1,019	384	-
19th Issue of Promissory Notes – CBD (2nd serie)	No preference	123	123,364	02/24/23	02/13/30	CDI + 1.20% per year	1,086	134	-
Borrowing cost								(41)	(33)
								3,349	2,679

Current liabilities								80	21
Noncurrent liabilities								3,269	2,658

(*) Each series of the 18th issue matures in two installments, with the 1st series maturing on 05/10/25 and 05/10/26 and the 2nd series on 05/10/27 and 05/10/28.

(**) The 17th issue of debentures was settled in advance on September 16, 2022 with part of the proceeds from the sale of stores (note 1.1), as authorized in the respective indenture.

60

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)
16.5	Borrowings in foreign currencies

On September 30, 2023 GPA had loans in foreign currencies (dollar) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments. The exchange variation of these loans is protected by contracting derivative financial instruments.

16.6	Guarantees

The Company has signed promissory notes for some loan contracts.

16.7	Swap contracts

The Company use swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include a total amount of the debt with the objective to protect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate on September 30, 2023 was 13.44% (10.93% as of September 30, 2022).

16.8	Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies and working capital, the Company is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At September 30, 2023, GPA complied with these ratios.

61

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)
17.	Financial instruments

Detailed information on financial instruments was presented in the year financial statements for 2022, in note No. 18.

The main financial instruments and their amounts recorded in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	09.30.2023	12.31.2022	09.30.2023	12.31.2022

Financial assets:
Amortized cost
Cash and cash equivalents	2,877	3,632	3,029	3,751
Related parties - assets	231	497	50	301
Trade receivables and other receivables	1,405	1,216	1,464	1,314

Fair value through profit or loss
Financial instruments – Fair Value Hedge	1	-	1	-
Financial investments	486	-	711	-

Fair value through other comprehensive income
Trade receibles credit card companies and sales vouchers	82	108	82	109

Financial liabilities:
Amortized cost
Related parties - liabilities	(199)	(469)	(81)	(358)
Trade payables	(2,442)	(3,110)	(2,466)	(3,123)
Financing for purchase of assets	(102)	(112)	(102)	(112)
Debentures and promissory notes	(3,349)	(2,679)	(3,349)	(2,679)
Borrowings and financing	(2,218)	(2,714)	(2,218)	(2,714)
Lease	(4,068)	(4,030)	(4,073)	(4,037)
Fair value through profit or loss
Borrowings and financing (Hedge accounting underlyng)	(403)	(412)	(402)	(412)
Financial instruments – Fair Value Hedge – liabilities side	(81)	(58)	(82)	(58)

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 17.3.

62

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

16
17

17.1	Considerations about risk factors that may affect the Company's and its subsidiaries' business

(i)	Capital management risk

The primary objective of the Company's capital management is to ensure that it maintains a well-established credit rating and capital ratio in order to support the business and maximize shareholder value. The Company manages the capital structure and adjusts it considering changes in economic conditions.

There were no changes to the objectives, policies or processes during the period ended September 30, 2023. The capital structure is as follows.

	Parent company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022

Cash and cash equivalents	2,877	3,632	3,029	3,751
Trade receivables	316	344	352	417
Financial instruments – Fair value hedge	(80)	(58)	(81)	(58)
Borrowings and financing	(5,970)	(5,805)	(5,969)	(5,805)
Net financial debt (Covenants)	(2,857)	(1,887)	(2,669)	(1,695)
Shareholders’ equity	(5,016)	(11,545)	(5,019)	(13,733)

Net debt to equity ratio	57%	16%	53%	12%

(ii)	Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and control of maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of September 30, 2023.

a)	Parent company
	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,729	5,643	288	7,660
Lease liabilities	949	3,052	3,236	7,237
Trade payables	2,442	-	-	2,442
Total	5,120	8,695	3,524	17,339
b)	Consolidated
	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,729	5,643	288	7,660
Lease liabilities	951	3,055	3,238	7,244
Trade payables	2,466	-	-	2,466
Total	5,146	8,698	3,526	17,370

63

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)
(iii)	Agreement between suppliers, the Group and banks

The Company and its subsidiaries have certain agreements with financial institutions in order to allow their suppliers to use the Company's lines of credit for prepayment of receivables arising from the sale of goods and services, allowing suppliers to anticipate receivables in the normal course of purchases made by the Company.

Management assessed that the economic substance of the transaction is of an operational nature, considering that the anticipation is at the exclusive discretion of the supplier, and for the Company, there are no changes in the original term negotiated with the supplier, nor changes in the contracted amounts. Management evaluated the potential effects of adjusting these operations to present value and concluded that the effects are immaterial for measurement and disclosure.

These arising liabilities are not considered net debt and do not have restrictive covenants (financial or non-financial) related.

These balances are classified as "agreement suppliers" and payments are made to financial institutions under the same conditions as originally agreed with the supplier. As a result, all cash flow from these operations is presented as operational in the cash flow statement. The balance is equivalent to R$192 at September 30, 2023 (R$595 on December 31, 2022).

(iv)	Derivative financial instruments

		Consolidated
		Notional value		Fair value
		09.30.2023	12.31.2022	09.30.2023	12.31.2022
Swap with hedge accounting
Hedge object (debt)		469	469	402	412

Long position (buy)
Prefixed rate	TR + 9.80% per year	22	22	8	9
US$ + fixed	USD + 2.12 % per year	447	447	394	403
		469	469	402	412
Short position (sell)
	CDI + 1.68% per year	(469)	(469)	(483)	(470)

Hedge position – Asset		-	-	1	-
Hedge position - liability		-	-	(82)	(58)
Net hedge position		-	-	(81)	(58)

Gains and losses on these contracts during the period ended September 30, 2023 are recorded as financial expenses, net and the balance payable at fair value is R$82 (R$58 as of December 31, 2022), the asset is recorded in line item “Derivative financial instrument - fair value hedge” and the liability in “Borrowings and financing”.

64

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)
17.2	Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3.

Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, Management considers an increase of 10% and a decrease of 10%, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was BRL 5.22 for dollar on the due date, and the weighted interest rate weighted was 11.57% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant.

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

(i)	Other financial instruments
			Market projection
Transactions	Risk (CDI variation)	Balance at 09.30.2023	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	CDI - 0.11% per year	(7)	(1)	(1)	(1)
Fair value hedge (exchange rate)	CDI + 1.70% per year	(476)	(21)	(23)	(19)
Debentures and promissories notes	CDI + 1.60% per year	(3,390)	(421)	(458)	(385)
Bank loans	CDI + 1.80% per year	(2,222)	(209)	(227)	(191)
Total borrowings and financing exposure		(6,095)	(652)	(709)	(596)

Cash and cash equivalents (*)	101.15% of CDI	2,866	320	352	288
Financial aplications (*)	101,15% do CDI	110	12	14	11
Financial aplications	Dollar fluctuation	601	627	689	564
Net exposure		(2,518)	307	346	267

(*) Weighted average

17.3	Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the requirements of measurement and disclosure.

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value is being disclosed in the interim financial information:

65

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Carrying amount	Fair value
	09.30.2023	09.30.2023	Level
Financial assets and liabilities
Trade receibles with credit card companies and sales vouchers	82	82	2
Swaps of annual rate between currencies	(82)	(82)	2
Swaps of annual rate	1	1	2
Financial aplications – Éxito shares	601	601	1
Financial aplications – CDB	110	110	2
Borrowings and financing (FVPL)	(402)	(402)	2
Borrowings and financing and debentures (amortized cost)	(5,567)	(5,479)	2
Total	(5,257)	(5,169)

There were no changes between the fair value measurements levels in the period ended September 30, 2023.

Interest rate swaps, foreign currency, loans and financing and financial investments are classified at level 2, as readily observable market inputs are used, such as interest rate forecasts, spot and future exchange rate parity quotes. Financial investments – “Éxito Shares” are classified at level 1, as their prices are negotiated (without adjustments) in active markets for identical assets.

17.4	Consolidated position of derivative transactions

The Company and its subsidiaries have derivative contracts with the following financial institutions: Itaú BBA, BBVA and Santander.

The consolidated position of outstanding derivative financial instruments are presented in the table below:

			Consolidated
Risk	Reference value	Due date	09.30.2023	12.31.2022
Debt
USD - BRL	US$ 50 millions	2023	(49)	(35)
USD - BRL	US$ 30 millions	2024	(33)	(23)
Interest rate - BRL	R$ 21	2026	1	-
Total			(81)	(58)

The hedge effects at fair value for the better result of the period ending on September 30, 2023 will result in a loss of R$81 (loss of R$58 on September 30, 2022).

66

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

18.	Taxes and contributions to be collected and paid in installments

Detailed information on taxes and social contributions payable and taxes in installments was presented in the year financial statements for 2022, in note nº19.

17
18
18.1	Taxes and contributions payable and taxes payable in installments are as follows:
	Parent Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022

Taxes payable in installments - Law 11,941/09	57	109	57	109
Taxes payable in installments – PERT	107	110	107	110
ICMS	160	127	162	130
Provision for income tax and social contribution	91	32	94	51
Others	8	17	9	18
	423	395	429	418

Current	367	340	373	363
Noncurrent	56	55	56	55

18.2	Maturity schedule of taxes payable in installments in noncurrent liabilities:

Consolidated
From 1 to 2 years	22
From 2 to 3 years	34
56

67

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

19.	Income tax and social contribution

Detailed information on income tax and social contribution was presented in the year financial statements for 2022, in note No. 20.

19.1        Income tax and social contribution effective rate reconciliation

	Parent Company		Consolidated
	09.30.2023	09.30.2022	09.30.2023	09.30.2022

		Restated		Restated
Loss before income tax and social contribution (continued operations)	(305)	(724)	(193)	(892)
Credit of IR and CSLL	104	181	66	227
Tax penalties	(17)	(10)	(17)	(10)
Share of profit of associates	226	(8)	256	(40)
Interest on own capital	-	24	-	24
Tax benefits	4	11	4	11
Investment in subsidiaries	-	89	-	89
Tax credits (*)	135	20	136	14
Including loss carry-forwards not in deferred tax	(113)	-	(116)	-
Other permanent differences	34	(9)	36	(11)
Effective income tax and social contribution expensive	373	298	365	304

Income tax and social contribution expense for the period:
Current	(203)	(180)	(206)	(181)
Deferred	576	478	571	485
Credit income tax and social contribution expense	373	298	365	304
Effective rate	122.30%	41.16%	189.12%	34.08%

(*) On September 2021, the Federal Supreme Court (STF) decided, with general repercussions, for the unconstitutionality of charging IRPJ and CSLL on amounts related to Selic interest arising from undue debts tax.

68

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

19.2       Breakdown of deferred income tax and social contribution

	Parent Company
	09.30.2023			12.31.2022
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	1,192	-	1,192	957	-	957
Provision for contingencies	826	-	826	717	-	717
Goodwill tax amortization	-	(381)	(381)	-	(381)	(381)
Mark-to-market adjustment	-	(16)	(16)	-	(14)	(14)
Fixed, intangible and investment properties	-	(264)	(264)	-	(322)	(322)
Unrealized gains with tax credits	-	(382)	(382)	-	(389)	(389)
Net leasing of the right of use	324	-	324	273	-	273
Other	16	-	16	49	-	49
Deferred income tax and social contribution assets (liabilities)	2,358	(1,043)	1,315	1,996	(1,106)	890

Compensation	(1,043)	1,043	-	(1,106)	1,106	-
Deferred income tax and social contribution assets (liabilities), net	1,315	-	1,315	890	-	890

	Consolidated
	09.30.2023			12.31.2022
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	1,221	-	1,221	987	-	987
Provision for contingencies	827	-	827	723	-	723
Goodwill tax amortization	-	(381)	(381)	-	(381)	(381)
Mark-to-market adjustment	-	(16)	(16)	-	(14)	(14)
Fixed intangible and investment properties	-	(264)	(264)	-	(322)	(322)
Unrealized gains with tax credits	-	(386)	(386)	-	(393)	(393)
Net leasing of the right of use	324	-	324	273	-	273
Other	16	-	16	49	-	49
Deferred income tax and social contribution assets (liabilities)	2,388	(1,047)	1,341	2,032	(1,110)	922

Compensation	(1,043)	1,043	-	(1,110)	1,110	-
Deferred income tax and social contribution assets (liabilities), net	1,345	(4)	1,341	922	-	922

69

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated
Up to one year	364	368
From 1 to 2 years	106	109
From 2 to 3 years	144	145
From 3 to 4 years	190	193
From 4 to 5 years	212	215
Above 5 years	1,342	1,358
	2,358	2,388

18
19
19.3	Movement in deferred income tax and social contribution
	Parent Company		Consolidated
	09.30.2023	09.30.2022	09.30.2023	09.30.2022
				Restated
Opening balance	890	550	922	(354)
Credit (expense) for the period - Continued operations	576	478	571	485
Credit (expense) for the period - Discontinued operations	76	(415)	(24)	(448)
Foreigh currency translation adjustment	-	-	-	120
Éxito Desconsolidation	(226)	-	(126)	-
Others	(1)	3	(2)	(1)
At the end of the period	1,315	616	1,341	(198)

70

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

20.	Provision for contingencies

Detailed information on the provision for lawsuits was presented in the year financial statements for 2022, in note No. 21.

The provision for risks is estimated by the Company’s management, supported by its legal counsel and was recognized in an amount considered sufficient to cover probable losses.

19
20
20.1	Parent Company
	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2022	1,761	658	194	2,613

Additions	91	457	71	619
Payments	(19)	(48)	(52)	(119)
Reversals	(12)	(375)	(16)	(403)
Monetary adjustment	90	62	26	178
Balance at September 30, 2023	1,911	754	223	2,888

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2021	779	336	200	1,315

Additions	133	272	55	460
Payments	(3)	(126)	(68)	(197)
Reversals	(39)	(83)	(12)	(134)
Monetary adjustment	41	35	30	106
Incorporation	1	4	-	5
Balance at September 30, 2022	912	438	205	1,555

71

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)
20.2	Consolidated
	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2022	1,761	668	200	2,629

Additions	95	460	72	627
Payments	(20)	(50)	(56)	(126)
Reversals	(16)	(384)	(20)	(420)
Monetary adjustment	91	62	25	178
Foreign currency translation adjustment	7	1	2	10
Éxito Desconsolidation	(6)	(2)	1	(7)
Balance at September 30, 2023	1,912	755	224	2,891

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2021	845	361	236	1,442

Additions	137	278	66	481
Payments	(3)	(128)	(82)	(213)
Reversals	(39)	(85)	(15)	(139)
Monetary adjustment	41	36	30	107
Foreign currency translation adjustment	(9)	(2)	(4)	(15)
Balance at September 30, 2022	972	460	231	1,663

20.3	Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

Social Contribution on Net Income

Since 1992 the Company had a res judicata decision regarding the non-payment of Social Contribution on Profits. Since then, the Company treated the assessments related to this issue as remote risk, based on the assessment of its legal advisors.

The Federal Supreme Court decided for the limitation of the res judicata and modulated its effects to reach taxable events as from September 2007 and the assessments after this period were reassessed by the Company, leading to the recognition of a provision for contingencies in the amount of R$641 (R$600 at December 2022).

72

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

ICMS

There are assessments by the tax authorities of the State of São Paulo in relation to the reimbursement of tax substitution without due fulfillment of the accessory obligations brought by Ordinance CAT nº17. Considering the proceedings that took place in 2023, the Company maintains a provision of R$349 (R$329 as of December 31, 2022), which represents management's best estimate of the probable effect of loss, related to the evidentiary aspect of the process. In addition to this matter, the Company has received assessments related to the disallowance of electric energy credits. After the judgment of the Federal Supreme Court, which dismissed the lawsuit related to the matter, under the allegation that it is a matter of infra-constitutional law, the Company evaluated and concluded for a provision of R$294 (R$285 as of December 31, 2022) of the lawsuits because it understands that the chances were reduced.

Other tax matters

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/2001, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of September 30, 2023 is R$35 (R$51 in December 31, 2022).

Other tax claims remained, which, according to the analysis of its legal advisors, were provisioned by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) undue credit; (iii) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court; (iv) IPI requirement on resale of imported products; (v) discussions related to IPTU; (vi) other minor issues. The amount accrued for these matters as of September 30, 2023 is R$592 (R$380 as of December 31, 2022).

Sendas indemnization liability

The Company is responsible for Sendas Distribuidora's legal proceedings prior to Assai's activity. As of September 30, 2023 in the total amount of R$40, with tax proceedings being R$3, labor R$18 and civil R$19 (R$24, being R$3 for tax proceedings, R$12 for labor and R$9 for civil proceedings on December 31, 2022).

20.4	Labor and social security taxes

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At September 30, 2023, the Company recorded a provision of R$755 (R$668 as of December 31, 2022). Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

20.5	Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal internal and external counsel considers the loss as probable.

Among these lawsuits, we point out the following:

•	The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the Company. As of September 30, 2023, the amount accrued for these lawsuits is R$29 (R$46 as of December 31, 2022), for which there are no escrow deposits.

73

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)
•	The Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which includes Public Ministry, National Health Surveillance Agency (Anvisa), Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO), Municipalities and others and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims, and recorded a provision according to probable cash expending and estimative of loss. On September 30, 2023 the amount of this provision is R$107 (R$83 on December 31, 2022).
•	In relation to the provisioned amounts remaining for other civil jurisdiction matters on September 30, 2023, it is R$88 (R$71 on December 31, 2022).

Total civil lawsuits and others as of September 30, 2023 amount to R$224 (R$200 as of December 31, 2022).

20.6	Contingent liabilities not accrued

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance without indemnization from shareholders is of R$14,288 as September 30, 2023 (R$12,459 in December 31, 2022), and are mainly related to:

•	INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$ 615, as September 30, 2023 (R$616 as of December 31, 2022). The lawsuits are under administrative and court discussions. The Company has been following the development of this issue, and together with its legal advisors, concluded that the elements so far do not require a provision to be registered.
•	IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$879 as of September 30, 2023 (R$830 as of December 31, 2022).
•	COFINS, PIS and IPI - The Company has been questioned about compensations not approved; fine for noncompliance with accessory obligation, disallowance of COFINS and PIS credits, IPI requirement on resale of imported products, among other matters. These proceedings are awaiting judgment at the administrative and judicial levels. The amount involved in these assessments is R$6,074 as of September 30, 2023 (R$4,625 as of December 31, 2021).
•	ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, and (v) among other matters. The total amount of these assessments is R$6,250 as of September 30, 2023 (R$5,901 as of December 31, 2022), which await a final decision at the administrative and court levels.
•	Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates, and others – These refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS and sundry taxes, in the amount of R$131 as September 30, 2023 (R$131 as of December 31, 2022), which await decision at the administrative and court levels.

74

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

•	Other litigations – these refer to administrative proceedings and lawsuits in which the Company claims the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$339 as September 30, 2023 (R$356 as of December 31, 2022).

The Company has litigations related to challenges by tax authorities on the income tax and social contribution payment, for which, based on management and legal assessment, the Company has the right of indemnization from its former and current shareholders, related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations. These assessments amount R$2,137 in September 30, 2023 (R$1,922 in December 31, 2022).

The Company is responsible for the legal processes of GLOBEX prior to the association with Grupo Casas Bahia. As of September 30,, 2023, the amount involved in tax proceedings is R$347 (R$419 as of December 31, 2022).

The Company is responsible for the legal processes of Sendas prior to Assai activity. As of September 30, 2023, the amount involved was R$1,473, of which R$1,380 are tax and civil and others R$93 (R$1,352, being tax R$ 1,309, civil and others R$43 as of December 31, 2022).

The Company engages external attorneys to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of September 30, 2023 the estimated amount, in case of success in all lawsuits, is approximately R$151 (R$142 as of December 31, 2022).

20.7	Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	Parent Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022

Tax	212	209	213	210
Labor	361	478	364	483
Civil and other	52	59	52	66
Total	625	746	629	759

75

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

20.8	Guarantees
Lawsuits	Property and equipment		Letter of Guarantee		Total
	09.30.2023	12.31.2022	09.30.2023	12.31.2022	09.30.2023	12.31.2022

Tax	509	572	10,758	9,685	11,267	10,257
Labor	-	-	1,150	1,000	1,150	1,000
Civil and other	9	9	416	414	425	423
Total	518	581	12,324	11,099	12,842	11,680

The cost of letter of guarantees is approximately 0.47 % per year of the amount of the lawsuits and is recorded as expense.

20.9	Grupo Casas Bahia (ex-Via)

The Company ceased to exercise corporate control over Grupo Casas Bahia(“GCB”) in June 2019. In the 2nd quarter of 2021, The GCB took certain measures and fully replaced the guarantees that had been provided to third parties by GPA in favor of that company, with no further obligations remaining of GPA on this matter. The Operating Agreement previously signed expired in October 2021 and is therefore terminated. The GCB still uses the Extra brand for the sale of products sold by it under the Extra Brand Usage License Agreement, which allows GCB to carry out e-commerce activities through the Extra.com domain. With the termination of the Operating Agreement, GPA can also promote electronic commerce in electronics on any platforms.

GPA, together with Sendas, GCB and Itaú Unibanco are partners in Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”).

CBD holds a credit against GCB resulting from the final and unappealable decision of a certain tax action, the values of which were calculated by a specialized company hired by the parties involved and are being discussed with GCB for the appropriate transfer. CBD is also responsible, on the other hand, for any passive supervenings incurred up to a certain date, if final and unappealable, in the name of the former Globex. The Company recorded such supervening liabilities to the extent that management considered them likely to be lost due to the progress of the proceedings and/or gathered documentation that supported such loss.

76

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

21.	Leases
20
21
21.1	Lease obligations

Detailed information on leasing obligations was presented in the year financial statements for 2022, in note No. 22.1.

Lease agreements totaled R$4,073 on September 30, 2023 (R$4,037 on December 31, 2022), as shown in the table below:

	Parent Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022

Financial lease liability – minimum lease payments:
Up to 1 year	502	488	503	490
1 - 5 years	1,759	1,763	1,761	1,766
Over 5 years	1,807	1,779	1,809	1,781
Present value of finance lease agreements	4,068	4,030	4,073	4,037

Future financing charges	3,169	3,036	3,171	3,038
Gross amount of finance lease agreements	7,237	7,066	7,244	7,075

PIS and COFINS embedded in the present value of the lease agreements	247	245	248	245

PIS and COFINS embedded in the gross amount of the lease agreements	440	430	440	430

The interest expense on lease liability is presented in note 27. The incremental interest rate of the Company and its subsidiaries was 12.31%in the period ended September 30, 2023 (8.81% as of September 30, 2022).

If the Company had adopted the calculation methodology projecting the inflation embedded in the nominal incremental rate and bringing it to present value by the nominal incremental rate, the average percentage of inflation to be projected per year would have been approximately 6.26% (6.52% on December 31, 2022). The average term of the contracts considered is 9.52 years (9.78 years on December 31, 2022).

77

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

21.2 Movement of leasing obligation

	Parent Company	Consolidated
At December 31, 2022	4,030	4,037
Additions	392	410
Remeasurement	48	170
Accrued interest	351	433
Payments	(685)	(951)
Anticipated lease contract termination	(68)	(73)
Foreing currency translation adjustment	-	179
Liabilities held for Sale	-	(132)
At September 30, 2023	4,068	4,073

Current	502	503
Noncurrent	3,566	3,570

	Parent Company	Consolidated
At December 31, 2021	3,881	6,118
Additions	183	336
Remeasurement	332	485
Accrued interest	311	401
Payments	(740)	(1,082)
Anticipated lease contract termination	(122)	(186)
Foreign currency translation adjustment	-	(263)
Liabilities held for Sale	62	58
At September 30, 2022	3,907	5,867

Current	498	815
Noncurrent	3,409	5,052

21.3 Lease expense on variable rents, low value assets and short-term agreements

	Parent Company		Consolidated
	09.30.2023	09.30.2022	09.30.2023	09.30.2022
Expenses (income) for the period:
Variable (0.1% to 4.5% of sales)	19	21	21	30
Sublease rentals (*)	(56)	(101)	(56)	(102)

(*) Refers to lease agreements receivable from commercial shopping malls.

78

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)
22.	Deferred revenue

Detailed information on unearned revenues was presented in the year financial statements for 2022, in note No. 23.

	Parent Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022

Commitment to future sale of real estate	35	25	35	25
Services rendering agreement - Partnerships	38	50	38	50
Revenue from credit card operators and banks	-	-	123	129
Gift Card	41	47	41	47
Others	3	2	3	2
	117	124	240	253

Current	37	27	160	156
Noncurrent	80	97	80	97

23.	Shareholders’ equity
a.	Capital stock

The subscribed and paid-in share capital, as of September 30, 2023, is represented by 270,139 (270,139 as of December 31, 2022) thousands of registered shares with no par value. As of September 30, 2023, the capital stock is R$1,807 (R$5,861 as of December 31, 2022).

The Company is authorized to increase the capital stock up to the limit of 400,000 (in thousands of shares), regardless of statutory amendment, upon resolution of the Board of Directors, which will establish the issuance conditions.

At a meeting of the Board of Directors held on February 14, 2023, capital increases in the amount of R$2,605 (R$2 on December 31, 2022) were approved through without issuing new shares (763 thousand shares on December 31, 2022).

On September 19, 2023, at the Company's Board of Directors, the proposal was approved to be sent to the Company's Board meeting for the adjustment to a lower value of the reduction in share capital approved at the Board meeting on February 14, 2023 in the amount of R$6,659 referring to the book value of Almacenes Éxito S.A's participation, which was distributed to its shareholders. On October 30, 2023, this proposal was approved at the Company's Board meeting.

b.	Stock Option plan

Information on the former stock option plan, stock option plan and compensation plan is summarized below:

79

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

				09.30.2023
				Number of options (in thousands)
Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Expired	Outstanding

Series B7	01/31/2021	05/31/2023	0.01	673	(345)	(105)	-	223
Series C7	01/31/2021	05/31/2023	12.60	497	(161)	(119)	-	217
Series B8	05/31/2022	05/31/2025	0.01	1,617	(347)	-	-	1,270
Series C8	05/31/2022	05/31/2025	17.28	1,328	-	-	-	1,328
Series B9	07/01/2023	07/01/2026	0.01	487	-	-	-	487
				4,602	(853)	(224)	-	3,525

Changes in the number of options granted, the weighted average of the exercise price and the weighted average of the remaining term are shown in the table below:

	Shares in thousands	Weighted average of exercise price	Weighted average of remaining contractual term

At December 31, 2022	3,038	8.46	2.13
Granted during the period	487	0.01
Outstanding at the end of the period	3,525	7.29	1.44
Total to be exercised at September 30, 2023	3,525	7.29	1.44

The fair value of each option granted is estimated on the grant date using the Black & Scholes option pricing, considering the following assumptions for series B9: (a) expected dividend of 13.46%, (b) expected volatility of approximately 45.86% and (c) risk-free weighted average interest rate of 9.97%.

The amount recorded in the results of Parent Company and Consolidated on September 30, 2023 were R$11 (R$15 on September 30, 2022)

80

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

24.	Revenue from the sale of goods and / or services

Detailed information on revenue from the sale of goods and/or services was presented in the year financial statements for 2022, in note No. 25.

	Parent Company		Consolidated
	09.30.2023	09.30.2022	09.30.2023	09.30.2022
				Restated
Gross sales:
Goods	14,852	12,605	14,930	13,141
Services rendered	113	125	178	208
Sales returns and cancellations	(118)	(113)	(118)	(114)
	14,847	12,617	14,990	13,235

Taxes on sales	(993)	(781)	(997)	(815)

Net operating revenues	13,854	11,836	13,993	12,420

25.	Expenses by nature

Detailed information on expenses by nature was presented in the year financial statements for 2022, in note No. 26

	Parent Company		Consolidated
	09.30.2023	09.30.2022	09.30.2023	09.30.2022
				Restated
Cost of inventories	(9,644)	(8,101)	(9,721)	(8,514)
Personnel expenses	(1,830)	(1,556)	(1,844)	(1,639)
Outsourced services	(216)	(232)	(222)	(242)
Overhead expenses	(585)	(531)	(589)	(560)
Commercial expenses	(483)	(400)	(483)	(417)
Other expenses	(346)	(268)	(355)	(297)
	(13,104)	(11,088)	(13,214)	(11,669)

Cost of sales	(10,445)	(8,797)	(10,524)	(9,226)
Selling expenses	(2,273)	(1,894)	(2,270)	(1,997)
General and administrative expenses	(386)	(397)	(420)	(446)
	(13,104)	(11,088)	(13,214)	(11,669)

81

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

26.	Other operating expenses, net

Detailed information on other operating expenses, net, was presented in the year financial statements for 2022, in note No. 27.

	Parent Company		Consolidated
	09.30.2023	09.30.2022	09.30.2023	09.30.2022
				Restated
Tax installments and other tax risks	(80)	(16)	(80)	(15)
Restructuring expenses	(187)	(129)	(189)	(134)
Result with fixed assets (*)	144	31	144	31
Others	-	(1)	-	(1)
Total	(123)	(115)	(125)	(119)

(*) The result with fixed assets is mainly composed of two transactions. In June 2023, the Company entered into a Sales and Leaseback transaction by signing a Private Instrument of Commitment for the Purchase and Sale of Properties for subsequent leasing, with the purpose of selling 11 GPA-owned supermarket stores to a private fund with a value total of R$330, note no. 1.3. The gain in this operation was R$85. In September 2023, the Company definitively leased the property it owns located in Barra da Tijuca, in the city of Rio de Janeiro, where an Extra hypermarket previously operated. This transaction was concluded for the amount of R$247 million. The operation gain was R$66.

27.	Financial income (expenses), net

Detailed information on the net financial result was presented in the year financial statements for 2022, in note No. 28.

	Parent Company		Consolidated
	09.30.2023	09.30.2022	09.30.2023	09.30.2022
				Restated
Finance expenses:
Cost of debt	(658)	(649)	(669)	(661)
Cost of the discounting of receivables	(56)	(33)	(56)	(35)
Monetary restatement loss	(142)	(114)	(143)	(115)
Interest on lease liabilities	(337)	(284)	(338)	(283)
Other finance expenses	(52)	(51)	(52)	(57)
Total financial expenses	(1,245)	(1.131)	(1,258)	(1,151)

Financial income:
Income from short term instruments	197	83	215	91
Monetary restatement gain (*)	200	381	202	382
Other financial income	1	1	1	-
Total financial income	398	465	418	473

Total	(847)	(666)	(840)	(678)

(*) In the 3rd quarter of the year ending in 2023, the amount of R$ 221 was recorded relating to the monetary adjustment of ICMS-ST reimbursement; of which R$133 in continued operation and R$88 in discontinued operation.

82

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

The hedge effects are recorded as cost of debt and disclosed in Note 17.

28.	Earnings (loss) per share

Earnings per share information was presented in the annual financial statements for 2022, in note No. 29.

The table below presents the determination of net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each reporting exercise:

	09.30.2023	09.30.2022
		Restated

Basic numerator
Net (loss) allocated to common shareholders – continued operations	172	(590)
Net income (loss) allocated to common shareholders - discontinued operations	(2,140)	1,520
Net income (loss) allocated to common shareholders	(1,968)	930

Basic denominator (millions of shares)
Weighted average of shares	270	269

Basic (loss) per shares (R$) – continued operations	0,63709	(2.19081)
Basic (loss) per shares (R$) - discontinued operations	(7,92653)	5.64411
Basic (loss) per shares (R$) - total	(7,28944)	3.45330

Diluted numerator
Net (loss) allocated to common shareholders – continued operations	172	(590)
Net income (loss) allocated to common shareholders - discontinued operations	(2,140)	1,520
Net income (loss) allocated to common shareholders	(1,968)	930

Diluted denominator
Weighted average of shares (in millions)	270	269
Stock option		-
Diluted weighted average of shares (millions)	270	269

Diluted loss per millions of shares (R$) – continued operations	0,63709	(2.19081)
Diluted earnings (loss) per shares (R$) – discontinued operations	(7,92653)	5.63950
Diluted earnings (loss) per shares (R$) – total	(7,28944)	3.44869

83

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)
29.	Segment information

Management considers that it has just one segment denominated Food retail – includes the banners “Pão de Açúcar”, “Extra Supermercado”, “Mercado Extra”, “Minimercado Extra”, “Minuto Pão de Açúcar”, “Compre Bem”, “Posto Extra and “GPA Malls”.

As described in note 1.2, the Éxito Group, previously presented as a separate segment, is being presented as a discontinued operation and is considered a segment until completion of the distribution of the shares held by the Company to its direct shareholders.

The “Other Businesses” also comprise the operations of James (incorporated into the parent company in December, 2022), Stix and the Cdiscount equity.

The eliminations of the result and balance sheet are presented within the segment itself.

Expenses related to the discontinuity of Grupo Éxito's operations and the tax on income earned abroad paid in Brazil are considered in the Grupo Éxito segment.

Management monitors the operating results of its business units separately making decisions about resource allocation and performance assessment. The segment performance is evaluated based on operating income and is measured consistently with operating income in the financial statements.

The Company is engaged in operations of retail stores located in 14 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to segments.

The Company deems irrelevant the disclosure of information on sales per product category, given that similar products are sold based on each business’ strategies and each segment has its own management controls. Thus, any aggregation product for disclosure is practically impossible.

The Company measures the results of segments using the accounting practices adopted in Brazil and IFRS, among other measures, each segment’s operating profit, which includes certain corporate overhead allocations. At times, the Company reviews the measurement of each segment’s operating profit, including any corporate overhead allocations, as determined by the information regularly reviewed by the chief operating decision-maker.

Information on the Company’s segments as of September 30, 2023 is included in the table below:

84

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

Description	Retail		Discontinued Operations Éxito		Others businesses		Total
	09.30.2023	09.30.2022	09.30.2023	09.30.2022	09.30.2023	09.30.2022	09.30.2023	09.30.2022
				Restated				Restated

Net operating revenue	13,950	12,366	-	-	43	54	13,993	12,420
Gross profit	3,425	3,138	-	-	44	56	3,469	3,194
Depreciation and amortization	(752)	(671)	-	-	(8)	(15)	(760)	(686)
Share of profit of subsidiaries and associates	36	34	-	-	717	(194)	753	(160)
Operating income	(65)	6	-	-	712	(220)	647	(214)
Net financial expenses	(846)	(675)	-	-	6	(3)	(840)	(678)
Profit(loss) before income tax and social contribution	(911)	(669)	-	-	718	(223)	(193)	(892)
Income tax and social contribution	365	306	-	-	-	(2)	365	304
Net income (loss) for continued operations	(546)	(363)	-	-	718	(225)	172	(588)
Net income (loss) for discontinued operations	(450)	1,387	(1,555)	258	-	-	(2,005)	1,645
Net income (loss) of period end	(996)	1,024	(1,555)	258	718	(225)	(1,833)	1,057
	09.30.2023	12.31.2022	09.30.2023	12.31.2022	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Current assets	7,823	7,632	-	20,809	113	118	7,936	28,559
Noncurrent assets	14,671	15,203	-	-	78	77	14,749	15,280
Current liabilities	5,869	6,314	-	11,260	163	173	6,032	17,747
Noncurrent liabilities	11,632	12,358	-	-	2	1	11,634	12,359
Shareholders' equity	4,993	4,163	-	9,549	26	21	5,019	13,733

85

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

The Company and its subsidiaries operate primarily as a retailer of food and other products. Total revenues are composed of the following brands:

	09.30.2023	09.30.2022

Pão de Açúcar	6,307	5,400
Extra / Compre Bem	4,239	3,758
Proximity	2,142	1,785
Gas stations/ Drugstores/ Delivery	1,262	1,423
Others businesses	43	54
Total net operating revenue	13,993	12,420

30.	Non cash transactions

The Company had transactions that was not represent disbursement of cash and therefore was not presented at the statement of cash flow, as presented below:

•	Purchase of fixed assets not paid yet as note 14.1;
•	Purchase of intangible assets not paid yet as per note 15.2;
•	New leasing contracts as note 21.2.

31.	Assets held for sale or distribution

Information on and discontinued operations was presented in the year financial statements for 2022, in note No. 32.

	Parent Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022

Real state/land - Parent company	-	34	-	34
Éxito Group (Note 1.2)	-	7,363	-	20,809
Assets held for sale or distribution(*)	-	7,397	-	20,843

Éxito Group (Note 1.2)	-	-	-	11,260
Others	-	227	-	227
Liabilities held for sale or distribution	-	227	-	11,487

86

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)
32.	Discontinued operations
(a)	Descontinued operation Éxito Group:

On December 31, 2022, the Company presents Éxito Group as a discontinued operation. See note 1.2. Below is the balance sheet and summarized cash flow of Éxito Group, Éxito Group income statement before eliminations:

Balance Sheets

	07.31.2023	12.31.2022
Current assets
Cash and cash equivalentes	1,257	1,869
Inventories	3,121	3,016
Recoverable taxes	897	664
Other current assets	718	806
Total current assets	5,993	6,355
Noncurrent assets
Investments in associates	391	374
Investment properties	2,918	2,663
Property and equipment	9,356	8,277
Intangible assets	3,323	2,957
Other noncurrent assets	155	183
Total noncurrent assets	16,143	14,454
Total assets	22,136	20,809

Current liabilities
Trade payable, net	4,024	5,360
Payroll and related taxes	381	382
Taxes, installment and contributions payable	430	278
Borrowings and financing	1,814	284
Lease liabilities	355	302
Other current liabilities	1,217	1,349
Total current liabilities	8,221	7,955

Noncurrent liabilities
Borrowings and financing	403	582
Lease liabilities	1,584	1,504
Deferred income tax and social contribution	1,197	1,016
Other noncurrent liabilities	187	204
Total noncurrent liabilities	3,371	3,306
Shareholders’ equity	10,544	9,548
Total liabilities and shareholders’ equity	22,136	20,809

87

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

Cash Flows:	07.31.2023	09.30.2022

Cash flow provided by operating activities	(723)	(1,074)
Cash flow from investing activities	(1,602)	(357)
Cash flow from financing activities	367	(352)
Cash change in the period	(1,958)	(1,783)

Statements of Operations – Éxito Group
	09.30.2023	09.30.2022
Net operating revenue	13,809	18,216
Gross profit	3,609	4,617
Income before income tax and social contribution	(1,520)	436
Income tax and social contribution	(35)	(178)
Net income for the year	(1,555)	258

(b)	Descontinued operation Extra Hiper and ex-subsidiaries

On December 31, 2021, the Company started the process of demobilizing and discontinued operations of Extra Hiper (See note nº 1.1), and the net result is presented as discontinued operation. GPA is also responsible for tax and labor contingencies of its former subsidiary Globex. The net tax effects of these discontinued operations amounted to an expense of R$450 on September 30, 2023, mainly related to tax contingencies and labor indemnities (gain of R$1,387 as of September 30, 2022 is mainly related to the net gain of R$1,411 on the sale of Extra Hiper stores).

(c)	Reconciliation of net income

Reconciliation of Net Income from discontinued operations

	09.30.2023	09.30.2022

Éxito Group (*)	(1,555)	258
Extra Hiper and ex-subsidiaries	(450)	1,387

Net income from discontinued operations	(2,005)	1,645

(*) The amount is made up of the recycling of comprehensive income, mainly composed of the accumulated adjustment for converting the balance sheet into Colombian pesos from the time of acquisition until loss of control in the amount of (R$1,360), other items of comprehensive income in the amount of R$23, remeasurement of the remaining portion in the net amount of the investment write-off in the amount of (R$746) and the net profit for the period ended July 31, 2023 in the amount of R$528.

88

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders and Board of Directors of

Companhia Brasileira de Distribuição

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (“Company”), included in the Interim Financial Information Form (ITR), for the quarter ended September 30, 2023, which comprises the balance sheet as at September 30, 2023 and the related statements of profit and loss and of comprehensive income for the three- and nine-month periods then ended, and of changes in equity and of cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

89

Companhia Brasileira de Distribuição Notes to the interim financial statements September 30, 2023 (In millions of Brazilian reais, unless otherwise stated)

Other matters

Statements of value added

The aforementioned interim financial information includes the individual and consolidated statements of value added (DVA) for the nine-month period ended September 30, 2023, prepared under the responsibility of the Company’s Management and disclosed as supplementary information for the purposes of international standard IAS 34. These statements have been subject to review procedures performed in conjunction with the review of the ITR to reach a conclusion on whether they are reconciled with the interim financial information and the accounting records, as applicable, and if their form and content are in accordance with the criteria defined in technical pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria set out in such technical pronouncement and consistently with respect to the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, October 30, 2023

DELOITTE TOUCHE TOHMATSU Eduardo Franco Tenório

Auditores Independentes Ltda. Engagement Partner

DELOITTE TOUCHE TOHMATSU	Eduardo Franco Tenório
Auditores Independentes Ltda.	Engagement Partner

90

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 30, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.